Exhibit 99.1

Report to Shareholders for the First Quarter, 2020 www.cibc.com February 26, 2020

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the first quarter ended January 31, 2020.

First quarter highlights

	Q1/20	Q1/19	Q4/19	YoY Variance	QoQ Variance
Reported Net Income	$1,212 million	$1,182 million	$1,193 million	+3%	+2%
Adjusted Net Income (1)	$1,483 million	$1,363 million	$1,309 million	+9%	+13%
Reported Diluted Earnings Per Share (EPS)	$2.63	$2.60	$2.58	+1%	+2%
Adjusted Diluted EPS (1)	$3.24	$3.01	$2.84	+8%	+14%
Reported Return on Common Shareholders’ Equity (ROE)	13.1%	13.8%	12.9%
Adjusted ROE (1)	16.1%	16.0%	14.2%
Common Equity Tier 1 Ratio	11.3%	11.2%	11.6%

Results for the first quarter of 2020 were affected by the following items of note aggregating to a negative impact of $0.61 per share:

•	$339 million ($250 million after-tax) restructuring charge primarily relating to employee severance; and
•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 11.3% at January 31, 2020 compared with 11.6% at the end of the prior quarter. CIBC’s leverage ratio at January 31, 2020 was 4.3%.

CIBC announced an increase in its quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ending April 30, 2020.

We delivered a strong first quarter in 2020 as we executed on our client-focused strategy and continued to diversify our earnings growth. We are transforming our bank by leveraging our client-focused culture, optimizing our cost base, and strategically reinvesting our capital to deliver value to our shareholders, clients, employees and communities.

Core business performance(2)

Canadian Personal and Small Business Banking reported net income of $617 million for the first quarter, up $155 million or 34% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $619 million, down $12 million or 2% from the first quarter a year ago, as higher revenue driven by wider margins and volume growth was more than offset by higher spending on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $336 million for the first quarter, up $23 million or 7% from the first quarter a year ago. Higher revenue of $71 million or 7% was driven by higher assets under management and commission revenue in wealth management, and volume growth and higher fees in commercial banking, partially offset by narrower margins. This was offset by higher performance-based compensation and spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $169 million for the first quarter, up $1 million or 1% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $185 million, up $11 million or 6% from the first quarter a year ago, as higher revenue was partially offset by higher expenses. Revenue was up in commercial banking and wealth management primarily due to volume growth, higher fees and higher assets under management, partially offset by narrower margins. Higher expenses were primarily driven by increased spending on strategic initiatives.

Capital Markets reported net income of $335 million for the first quarter, up $129 million or 63% from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses driven by performance-based compensation. Revenue growth was broad-based across our trading, financing, underwriting and lending businesses.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section for additional details.

Making a difference in our Communities

At CIBC, we invest our time and resources to remove barriers to personal ambitions and demonstrate that when we come together, positive change happens that helps our communities and businesses thrive. This quarter we further strengthened our communities through:

•	$11 million raised and 113,000 hours volunteered in calendar 2019 for charities in Canada and the U.S., demonstrating the giving spirit of our team through our One for Change program;
•	$6 million raised for children’s charities globally during the 35th anniversary of CIBC Miracle Day; and
•	Our continued commitment to persons with disabilities by announcing our participation in two key initiatives:
•	The Valuable 500 – CIBC is the first Canadian bank to join the international campaign dedicated to unlocking the business, social and economic value of people living with disabilities.
•

#DearEverybody, a national movement led by Holland Bloorview – CIBC’s commitment will give more visibility to the 22% of Canadians that identify as living with a disability by ensuring that they are represented in the casting decisions for our marketing and advertising campaigns.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2020

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2019 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2020
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2019 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			69–70

	3	Top and emerging risks	21			46

	4	Key future regulatory ratio requirements	17, 32, 35	56	9, 16	30, 32, 70, 72, 162
Risk governance, risk management and business model	5	Risk management structure				41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	22			45, 49
	8	Bank-wide stress testing	25			35, 46, 53, 59, 65, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	16	56		28, 162
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	30
	11	Regulatory capital flow statement			12	32
	12	Capital management and planning				34, 162
	13	Business activities and risk-weighted assets	22		4	31, 49
	14	Risk-weighted assets and capital requirements			4	29, 31
	15	Credit risk by major portfolios			27–36	51–57
	16	Risk-weighted assets flow statement			4, 5	31

	17	Back-testing of models			67, 68	45, 53, 64, 75
Liquidity	18	Liquid assets	31			69
Funding	19	Encumbered assets	32			69

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	35			73

	21	Funding strategy and sources	33			71
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	28			63

	23	Significant trading and non-trading market risk factors	28–30			63–67

	24	Model assumptions, limitations and validation procedures				63–67

	25	Stress testing and scenario analysis				35, 65
Credit risk	26	Analysis of credit risk exposures	23–27		6–7, 63–66	54–61, 136–142, 184

	27	Impaired loan and forbearance policies	23, 26			51, 59, 79, 111, 112

	28	Reconciliation of impaired loans and the allowance for credit losses	26	51		59, 137

	29	Counterparty credit risk arising from derivatives	25		66, 35 (2)	51, 55, 152–153

	30	Credit risk mitigation	23		20, 50, 66	51, 56, 152–153
Other risks	31	Other risks	36			74–77

	32	Discussion of publicly known risk events		57		74, 177
(1)	A detailed glossary of our risk and capital terminology is included on page 198 of our 2019 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2020	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2020 compared with corresponding periods. The MD&A should be read in conjunction with our 2019 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 25, 2020. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 196 to 201 of our 2019 Annual Report.

Contents

2	First quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

7	Non-GAAP measures

9	Strategic business units overview
10	Canadian Personal and Small Business Banking
11	Canadian Commercial Banking and Wealth Management
12	U.S. Commercial Banking and Wealth Management
13	Capital Markets
14	Corporate and Other

15	Financial condition
15	Review of condensed consolidated balance sheet
16	Capital management
19	Global systemically important banks – public disclosure requirements
19	Off-balance sheet arrangements

20	Management of risk
20	Risk overview
21	Top and emerging risks
23	Credit risk
28	Market risk
31	Liquidity risk
36	Other risks

36	Accounting and control matters
36	Critical accounting policies and estimates
36	Accounting developments
37	Other regulatory developments
37	Controls and procedures
37	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2020	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
	Financial results ($ millions)
	Net interest income	$2,761	$2,801	$2,596
	Non-interest income	2,094	1,971	1,969
	Total revenue	4,855	4,772	4,565
	Provision for credit losses	261	402	338
	Non-interest expenses	3,065	2,838	2,760
	Income before income taxes	1,529	1,532	1,467
	Income taxes	317	339	285
	Net income	$1,212	$1,193	$1,182
	Net income attributable to non-controlling interests	$7	$8	$4
	Preferred shareholders	31	32	23
	Common shareholders	1,174	1,153	1,155
	Net income attributable to equity shareholders	$1,205	$1,185	$1,178
	Financial measures
	Reported efficiency ratio	63.1%	59.5%	60.5%
	Loan loss ratio (1)	0.24%	0.33%	0.30%
	Reported return on common shareholders’ equity (2)	13.1%	12.9%	13.8%
	Net interest margin	1.62%	1.69%	1.66%
	Net interest margin on average interest-earning assets (3)	1.80%	1.90%	1.86%
	Return on average assets (4)	0.71%	0.72%	0.76%
	Return on average interest-earning assets (3)(4)	0.79%	0.81%	0.85%
	Reported effective tax rate	20.7%	22.1%	19.4%
Common share information
Per share ($)	– basic earnings	$2.64	$2.59	$2.61
	– reported diluted earnings	2.63	2.58	2.60
	– dividends	1.44	1.44	1.36
	– book value	81.38	79.87	75.11
Closing share price ($)		107.92	112.31	111.41
Shares outstanding (thousands)	– weighted-average basic (5)	445,248	445,357	443,033
	– weighted-average diluted	446,031	446,392	444,301
	– end of period (5)	444,982	445,342	443,802
	Market capitalization ($ millions)	$48,022	$50,016	$49,444
	Value measures
	Total shareholder return	(2.64)%	9.60%	(0.68)%
	Dividend yield (based on closing share price)	5.3%	5.1%	4.8%
	Reported dividend payout ratio	54.6%	55.6%	52.2%
	Market value to book value ratio	1.33	1.41	1.48
	Selected financial measures - adjusted (6)
	Adjusted efficiency ratio (7)	55.0%	56.0%	54.4%
	Adjusted return on common shareholders’ equity (2)	16.1%	14.2%	16.0%
	Adjusted effective tax rate	21.7%	20.2%	20.4%
	Adjusted diluted earnings per share	$3.24	$2.84	$3.01
	Adjusted dividend payout ratio	44.3%	50.5%	45.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$150,080	$138,669	$125,599
	Loans and acceptances, net of allowance	402,453	398,108	385,072
	Total assets	672,118	651,604	614,647
	Deposits	497,899	485,712	464,707
	Common shareholders’ equity	36,214	35,569	33,334
	Average assets	679,531	655,971	620,599
	Average interest-earning assets (3)	609,839	585,816	554,312
	Average common shareholders’ equity	35,671	35,553	33,183
	Assets under administration (AUA) (8)(9)	2,546,678	2,425,651	2,279,879
	Assets under management (AUM) (9)	263,592	252,007	228,562
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$252,099	$239,863	$225,663
	Common Equity Tier 1 (CET1) ratio	11.3%	11.6%	11.2%
	Tier 1 capital ratio	12.5%	12.9%	12.7%
	Total capital ratio	14.5%	15.0%	14.7%
	Leverage ratio	4.3%	4.3%	4.2%
	Liquidity coverage ratio (LCR)	125%	125%	131%
	Other information
	Full-time equivalent employees	45,083	45,157	43,815
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)	Excludes nil restricted shares as at January 31, 2020 (October 31, 2019: nil; January 31, 2019: 60,532).
(6)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(7)	Calculated on a tax equivalent basis (TEB).
(8)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,032.2 billion (October 31, 2019: $1,923.2 billion; January 31, 2019: $1,815.8 billion).

(9)	AUM amounts are included in the amounts reported under AUA.

2	CIBC FIRST QUARTER 2020

External reporting changes

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our strategic business units (SBUs). Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented return on equity (ROE). Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Segmented ROE is a non-GAAP measure (see the “Non-GAAP measures” section for additional details).

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Adoption of IFRS 16 “Leases”

Effective November 1, 2019, we adopted IFRS 16 “Leases” (IFRS 16) using the modified retrospective approach, without restatement of comparative periods.

Financial performance overview

Economic outlook

A backdrop of sluggish global growth together with more cautious consumer behaviour is expected to result in a further slight moderation in Canadian real gross domestic product (GDP) growth to approximately 1.3% in 2020. In response to the recent slowing in growth, the Bank of Canada could ease interest rates by 25 basis points from what are already low levels, potentially prompting a softening in the Canadian dollar over the course of 2020. While the unemployment rate is likely to edge above 6% in 2020, it is still expected to remain at historically low levels. Housing construction should be fairly steady, supported by lower mortgage rates, while only modest growth is expected in business capital spending until global growth improves. Crude oil prices could rebound from the recent dip if economic impacts from the coronavirus disease (COVID-19) prove short-lived, and while Canadian production should gradually recover from earlier constraints, a lift to capital spending in the energy sector is likely contingent on further progress on pipeline capacity.

The U.S. economy is expected to decelerate to approximately 1.8% real GDP growth in 2020 as sluggish global growth is expected to hold back business capital spending and hiring. Despite this, labour markets are still anticipated to remain tight by historical standards. The U.S. Federal Reserve is expected to hold rates through 2020.

The spread of COVID-19, the remaining trade barriers between China and both the U.S. and Canada, and the threat of recession in Europe, pose downside risks to our U.S. and Canadian outlooks, but ones that may be offset by a more stimulative monetary policy than is currently projected.

Canadian Personal and Small Business Banking is expected to see a continuation of low growth in consumer and mortgage lending, with demand constrained by regulatory tightening introduced in 2018.

Low interest rates and moderate growth in corporate earnings should support activity in Capital Markets and Canadian Commercial Banking and Wealth Management. Government bond issuance will likely increase to finance larger federal deficits, an impact that could be offset by reduced deficits in some provinces. Credit quality should remain healthy with low unemployment and moderate profit growth. Wealth management should benefit from ongoing growth in the pool of savings, but modest economic growth could constrain the extent to which AUM benefit from equity price gains.

In U.S. Commercial Banking and Wealth Management, commercial banking faces slower growth in the manufacturing-weighted Midwest, but would benefit from any improvement in global growth that is holding back capital spending plans, while lower interest rates should support growth in commercial lending activity. Wealth management has benefited from a greater pool of after-tax savings, although a soft path for further equity price gains is expected to contain growth in AUM.

Significant events

Restructuring

During the quarter, we recognized a restructuring charge of $339 million ($250 million after-tax) associated with ongoing efforts to transform our cost structure and simplify our bank, shown as an item of note. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing. This transaction is subject to regulatory approvals and is expected to close in 2020. For additional information, see Note 3 to our interim consolidated financial statements.

CIBC FIRST QUARTER 2020	3

Financial results review

Reported net income for the quarter was $1,212 million, compared with $1,182 million for the same quarter last year, and $1,193 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,483 million, compared with $1,363 million for the same quarter last year, and $1,309 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.63, compared with $2.60 for the same quarter last year, and $2.58 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $3.24, compared with $3.01 for the same quarter last year, and $2.84 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$339 million ($250 million after-tax) restructuring charge primarily relating to employee severance (Corporate and Other); and
•

$27 million ($21 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $16 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased non-interest expenses by $366 million, and decreased income taxes by $95 million. In aggregate, these items of note decreased net income by $271 million.

Net interest income(2)

Net interest income was up $165 million or 6% from the same quarter last year, primarily due to volume growth across our businesses and higher trading income.

Net interest income was down $40 million or 1% from the prior quarter, primarily due to interest income related to the settlement of certain income tax matters, shown as an item of note, that was included in the prior quarter, partially offset by volume growth across most of our businesses.

Non-interest income(2)

Non-interest income was up $125 million or 6% from the same quarter last year, primarily due to higher trading income, investment management and custodial fees driven by higher AUM and AUA, credit fees, and underwriting and advisory fees, partially offset by lower treasury revenue.

Non-interest income was up $123 million or 6% from the prior quarter, primarily due to higher trading income and higher underwriting and advisory fees.

Provision for credit losses

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Small Business Banking	$ 192	$ 218	$ 192
Canadian Commercial Banking and Wealth Management	34	71	48
U.S. Commercial Banking and Wealth Management	16	13	5
Capital Markets	(5)	24	42
Corporate and Other	7	4	8
	244	330	295
Provision for (reversal of) credit losses – performing
Canadian Personal and Small Business Banking	23	37	16
Canadian Commercial Banking and Wealth Management	1	9	(5)
U.S. Commercial Banking and Wealth Management	(1)	4	11
Capital Markets	(5)	21	24
Corporate and Other	(1)	1	(3)
	17	72	43
	$261	$402	$338

Provision for credit losses was down $77 million or 23% from the same quarter last year. Provision for credit losses on performing loans was down $26 million, due to lower provisions in Capital Markets and U.S. Commercial Banking and Wealth Management, partially offset by higher provisions in the other SBUs. Provision for credit losses on impaired loans was down $51 million due to lower provisions in Capital Markets and Canadian Commercial Banking and Wealth Management, partially offset by higher provisions in U.S. Commercial Banking and Wealth Management.

Provision for credit losses was down $141 million or 35% from the prior quarter. Provision for credit losses on performing loans was down $55 million, due to lower provisions across all SBUs driven mainly by the change in our economic outlook and the negative credit migration in certain portfolios reflected in the prior quarter. Provision for credit losses on impaired loans was down $86 million, due to lower provisions in Canadian Commercial Banking and Wealth Management, Capital Markets and Canadian Personal and Small Business Banking.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC FIRST QUARTER 2020

Non-interest expenses

Non-interest expenses were up $305 million or 11% from the same quarter last year. The current quarter included a restructuring charge primarily relating to employee severance, shown as an item of note, while the same quarter last year included a charge for a payment made to Air Canada to secure our participation in its new loyalty program, shown as an item of note. Excluding these items, non-interest expenses were up $193 million from the same quarter last year, primarily due to higher performance-based compensation, higher employee-related compensation, and higher spending on strategic initiatives.

Non-interest expenses were up $227 million or 8% from the prior quarter, primarily due to the restructuring charge noted above, as well as higher performance-based compensation. The prior quarter also included a goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean and an increase in legal provisions, both shown as items of note.

Income taxes

Income tax expense was up $32 million or 11% from the same quarter last year, primarily due to higher income. The same quarter last year also included a net tax recovery resulting from the Enron settlement discussed below, partially offset by the revaluation of certain deferred tax assets due to rate changes enacted by the Barbados government.

Income tax expense was down $22 million or 6% from the prior quarter. The prior quarter was affected by the goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean, which was not deductible for tax purposes.

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. In December 2018 and 2019, the Internal Revenue Service released proposed and final regulations to implement certain aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

In prior years, the CRA reassessed CIBC approximately $800 million of additional income tax by denying the tax deductibility of certain 2011 to 2014 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In February 2020, the CRA proposed to reassess $315 million of additional income tax in respect of the 2015 year. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2020 vs. Jan. 31, 2019	Jan. 31, 2020 vs. Oct. 31, 2019
Estimated increase (decrease) in:
Total revenue	$(16)	$(7)
Provision for credit losses	–	–
Non-interest expenses	(8)	(4)
Income taxes	(1)	–
Net income	(7)	(3)
Impact on EPS:
Basic	$(0.02)	$(0.01)
Diluted	(0.02)	(0.01)
Average USD appreciation (depreciation) relative to CAD	(1.4)%	(0.6)%

CIBC FIRST QUARTER 2020	5

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended	2020				2019			2018
		Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
	Revenue
	Canadian Personal and Small Business Banking (1)	$2,214	$2,225	$2,240	$2,126	$2,164	$2,198	$2,173	$2,089
	Canadian Commercial Banking and Wealth Management (1)	1,055	1,026	1,019	998	984	978	980	931
	U.S. Commercial Banking and Wealth Management (1)(2)	507	502	509	474	479	455	448	427
	Capital Markets (1)(2)	871	740	752	756	712	656	760	714
	Corporate and Other (1)(2)	208	279	212	188	226	165	186	215
	Total revenue	$4,855	$4,772	$4,732	$4,542	$4,565	$4,452	$4,547	$4,376
	Net interest income	$2,761	$2,801	$2,694	$2,460	$2,596	$2,539	$2,577	$2,476
	Non-interest income	2,094	1,971	2,038	2,082	1,969	1,913	1,970	1,900
	Total revenue	4,855	4,772	4,732	4,542	4,565	4,452	4,547	4,376
	Provision for credit losses	261	402	291	255	338	264	241	212
	Non-interest expenses	3,065	2,838	2,670	2,588	2,760	2,591	2,572	2,517
	Income before income taxes	1,529	1,532	1,771	1,699	1,467	1,597	1,734	1,647
	Income taxes	317	339	373	351	285	329	365	328
	Net income	$1,212	$1,193	$1,398	$1,348	$1,182	$1,268	$1,369	$1,319
	Net income attributable to:
	Non-controlling interests	$7	$8	$6	$7	$4	$2	$4	$6
	Equity shareholders	1,205	1,185	1,392	1,341	1,178	1,266	1,365	1,313
EPS	– basic	$2.64	$2.59	$3.07	$2.96	$2.61	$2.81	$3.02	$2.90
	– diluted	2.63	2.58	3.06	2.95	2.60	2.80	3.01	2.89
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Small Business Banking revenue has benefited from volume growth and widening margins over the period.

Canadian Commercial Banking and Wealth Management has benefited from strong volume growth in deposits and loans, and continued growth in AUA and AUM as a result of market appreciation.

U.S. Commercial Banking and Wealth Management has benefited from volume growth in both loans and deposits. Reductions in interest rates during the latter half of 2019 have resulted in lower margins as deposit re-pricing has lagged the predominantly LIBOR-indexed loan portfolio.

Capital Markets revenue is influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The first quarter of 2020 included higher trading revenue.

Corporate and Other includes interest income related to the settlement of certain income tax matters in the fourth quarter of 2019. The fourth quarter of 2018 included incremental expected credit losses on debt securities in CIBC FirstCaribbean as a result of the Barbados government restructuring its public debt.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook.

Allowance on performing loans increased throughout 2019, reflective of the impact of certain unfavourable changes to our economic outlook over that period.

In Canadian Personal and Small Business Banking, the fourth quarter of 2019 included higher provisions on impaired loans in the personal lending portfolio and the first quarter of 2020 included higher provisions on performing loans due to model parameter updates in the cards portfolio.

In Canadian Commercial Banking and Wealth Management, the first quarter of 2020 and all four quarters of 2019 included higher provisions on impaired loans in the Canadian commercial banking portfolio.

In Capital Markets, the first quarter of 2019 included higher provisions on impaired loans due to an impaired loan in the utility sector. The third and fourth quarters of 2019 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, the third and fourth quarters of 2018 included higher provisions on impaired loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, spending on strategic initiatives, and movement in foreign exchange rates. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program. The fourth quarter of 2019 included a goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean and an increase in legal provisions in Corporate and Other, shown as an item of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

6	CIBC FIRST QUARTER 2020

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of the 2019 Annual Report, as updated below to reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section for additional details).

Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on an allocation of regulatory capital to our SBUs. As a result, segmented return on equity is a non-GAAP measure. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity.

CIBC FIRST QUARTER 2020	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

$ millions, as at or for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Operating results – reported
Total revenue	$4,855	$4,772	$4,565
Provision for credit losses	261	402	338
Non-interest expenses	3,065	2,838	2,760
Income before income taxes	1,529	1,532	1,467
Income taxes	317	339	285
Net income	1,212	1,193	1,182
Net income attributable to non-controlling interests	7	8	4
Net income attributable to equity shareholders	1,205	1,185	1,178
Diluted EPS ($)	$2.63	$2.58	$2.60
Impact of items of note (1)
Revenue
Settlement of certain income tax matters (2)	$-	$(67)	$-
Purchase accounting adjustments (3)	-	(7)	(13)
Impact of items of note on revenue	-	(74)	(13)
Expenses
Amortization of acquisition-related intangible assets (4)	(27)	(28)	(27)
Transaction and integration-related costs as well as purchase accounting adjustments (5)	-	9	(5)
Restructuring charge (6)	(339)	-	-
Goodwill impairment (7)	-	(135)	-
Increase in legal provisions (2)	-	(28)	-
Charge for payment made to Air Canada (8)	-	-	(227)
Impact of items of note on expenses	(366)	(182)	(259)
Total pre-tax impact of items of note on net income	366	108	246
Settlement of certain income tax matters (2)	-	(18)	-
Transaction and integration-related costs and purchase accounting adjustments (3)(5)	-	(5)	(1)
Amortization of acquisition-related intangible assets (4)	6	8	6
Restructuring charge (6)	89	-	-
Increase in legal provisions (2)	-	7	-
Charge for payment made to Air Canada (8)	-	-	60
Impact of items of note on income taxes	95	(8)	65
Total after-tax impact of items of note on net income	271	116	181
Impact of items of note on diluted EPS	$0.61	$0.26	$0.41
Operating results – adjusted (9)
Total revenue (10)	$4,855	$4,698	$4,552
Provision for credit losses	261	402	338
Non-interest expenses	2,699	2,656	2,501
Income before income taxes	1,895	1,640	1,713
Income taxes	412	331	350
Net income	1,483	1,309	1,363
Net income attributable to non-controlling interests	7	8	4
Net income attributable to equity shareholders	1,476	1,301	1,359
Adjusted diluted EPS ($)	$3.24	$2.84	$3.01
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Recognized in Corporate and Other.
(3)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(4)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Small Business Banking (pre-tax)	$(2)	$(3)	$(2)
Canadian Personal and Small Business Banking (after-tax)	(2)	(2)	(2)
Canadian Commercial Banking and Wealth Management (pre-tax)	-	(1)	-
Canadian Commercial Banking and Wealth Management (after-tax)	-	(1)	-
U.S. Commercial Banking and Wealth Management (pre-tax)	(22)	(22)	(22)
U.S. Commercial Banking and Wealth Management (after-tax)	(16)	(16)	(16)
Corporate and Other (pre-tax)	(3)	(2)	(3)
Corporate and Other (after-tax)	(3)	(1)	(3)
(5)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(6)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(7)	Goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(8)

Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Small Business Banking.

(9)	Adjusted to exclude the impact of items of note.
(10)	Excludes TEB adjustments of $49 million (October 31, 2019: $48 million; January 31, 2019: $41 million). Our adjusted efficiency ratio is calculated on a TEB.

8	CIBC FIRST QUARTER 2020

The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Reported net income (loss)	$617	$336	$169	$335	$(245)	$1,212
Jan. 31	After-tax impact of items of note (1)	2	–	16	–	253	271
	Adjusted net income (loss) (2)	$619	$336	$185	$335	$8	$1,483
2019	Reported net income (loss)	$601	$305	$179	$230	$(122)	$1,193
Oct. 31 (3)	After-tax impact of items of note (1)	2	1	11	–	102	116
	Adjusted net income (loss) (2)	$603	$306	$190	$230	$(20)	$1,309
2019	Reported net income (loss)	$462	$313	$168	$206	$33	$1,182
Jan. 31 (3)	After-tax impact of items of note (1)	169	–	6	–	6	181
	Adjusted net income (loss) (2)	$631	$313	$174	$206	$39	$1,363
(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Risk Management, Culture and Brand, Finance and Treasury, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of the 2019 Annual Report.

External reporting changes were made in the first quarter of 2020, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the external reporting changes made in the first quarter of 2020 (see the “External reporting changes” section for additional details), this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. Effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses (see the “External reporting changes” section for additional details). We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Small Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

CIBC FIRST QUARTER 2020	9

Canadian Personal and Small Business Banking

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31 (2)	2019 Jan. 31 (2)
Revenue	$2,214	$2,225	$2,164
Provision for (reversal of) credit losses
Impaired	192	218	192
Performing	23	37	16
Total provision for credit losses	215	255	208
Non-interest expenses	1,159	1,156	1,327
Income before income taxes	840	814	629
Income taxes	223	213	167
Net income	$617	$601	$462
Net income attributable to:
Equity shareholders	$617	$601	$462
Efficiency ratio	52.4%	52.0%	61.3%
Return on equity (3)	36.3%	36.8%	29.3%
Average allocated common equity (3)	$6,765	$6,472	$6,263
Full-time equivalent employees	13,379	13,431	13,527
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $617 million, up $155 million from the same quarter last year, primarily due to lower non-interest expenses, as the same quarter last year included a charge for a payment made to Air Canada to secure our participation in its new loyalty program, shown as an item of note.

Net income was up $16 million from the prior quarter, primarily due to a lower provision for credit losses, partially offset by lower revenue.

Revenue

Revenue was up $50 million or 2% from the same quarter last year, primarily due to wider margins and volume growth.

Revenue was comparable with the prior quarter.

Provision for credit losses

Provision for credit losses was up $7 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans, primarily due to model parameter updates in the cards portfolio. The same quarter last year also included a provision for credit losses on performing loans, reflective of the impact of certain unfavourable changes to our economic outlook. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was down $40 million from the prior quarter. The current quarter included a provision for credit losses on performing loans as noted above. The prior quarter also included a provision for credit losses on performing loans, reflective of the impact of certain unfavourable changes to our economic outlook and unfavourable credit migration in the personal lending portfolio. Provision for credit losses on impaired loans was down due to lower provisions and write-offs in the personal lending portfolio.

Non-interest expenses

Non-interest expenses were down $168 million or 13% from the same quarter last year, primarily due to the charge noted above, partially offset by higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Income taxes

Income taxes were up $56 million from the same quarter last year and up $10 million from the prior quarter, primarily due to higher income.

10	CIBC FIRST QUARTER 2020

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Results(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31 (2)	2019 Jan. 31 (2)
Revenue
Commercial banking	$423	$414	$406
Wealth management	632	612	578
Total revenue	1,055	1,026	984
Provision for (reversal of) credit losses
Impaired	34	71	48
Performing	1	9	(5)
Total provision for credit losses	35	80	43
Non-interest expenses	561	530	514
Income before income taxes	459	416	427
Income taxes	123	111	114
Net income	$336	$305	$313
Net income attributable to:
Equity shareholders	$336	$305	$313
Efficiency ratio	53.2%	51.7%	52.3%
Return on equity (3)	21.5%	19.7%	21.7%
Average allocated common equity (3)	$6,226	$6,126	$5,724
Full-time equivalent employees	5,084	5,048	4,977
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $336 million, up $23 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $31 million from the prior quarter, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $71 million or 7% from the same quarter last year.

Commercial banking revenue was up $17 million, primarily due to volume growth and higher fees, partially offset by narrower margins.

Wealth management revenue was up $54 million, primarily due to higher investment management and custodial fees from higher average AUM and AUA, and higher commission revenue and mutual fund fees.

Revenue was up $29 million or 3% from the prior quarter.

Commercial banking revenue was up $9 million, primarily due to wider margins.

Wealth management revenue was up $20 million, primarily due to higher investment management and custodial fees from higher average AUM and AUA, and higher commission revenue and mutual fund fees.

Provision for credit losses

Provision for credit losses was down $8 million from the same quarter last year, largely due to lower provisions on impaired loans in the commercial banking portfolio. The current quarter included an additional provision on a previously impaired loan. The same quarter last year included a reversal of credit losses on performing loans.

Provision for credit losses was down $45 million from the prior quarter, primarily due to lower provisions on impaired loans in the commercial banking portfolio. The prior quarter also included a provision for credit losses on performing loans due to unfavourable credit migration within the performing portfolio.

Non-interest expenses

Non-interest expenses were up $47 million or 9% from the same quarter last year, primarily due to higher performance-based compensation, higher spending on strategic initiatives and higher employee-related compensation.

Non-interest expenses were up $31 million or 6% from the prior quarter, primarily due to higher performance-based compensation, higher employee-related compensation, and higher spending on strategic initiatives.

Income taxes

Income taxes were up $9 million from the same quarter last year and up $12 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2020	11

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Results(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31 (2)	2019 Jan. 31 (2)
Revenue
Commercial banking (3)	$346	$343	$331
Wealth management	161	159	148
Total revenue (4)(5)	507	502	479
Provision for (reversal of) credit losses
Impaired	16	13	5
Performing	(1)	4	11
Total provision for credit losses	15	17	16
Non-interest expenses	299	286	274
Income before income taxes	193	199	189
Income taxes (4)	24	20	21
Net income	$169	$179	$168
Net income attributable to:
Equity shareholders	$169	$179	$168
Efficiency ratio	59.0%	57.0%	57.2%
Return on equity (6)	7.5%	8.0%	7.9%
Average allocated common equity (6)	$8,929	$8,842	$8,407
Full-time equivalent employees	2,077	2,113	1,982
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Certain information has been reclassified to conform to the presentation adopted in the current quarter. Commercial banking now includes the Other line of business, which includes treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

(4)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended January 31, 2020 (October 31, 2019: nil; January 31, 2019: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(5)

Included $6 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended January 31, 2020 (October 31, 2019: $7 million; January 31, 2019: $13 million). The income from accretion of the fair value discount was shown as an item of note from the fourth quarter of 2017 up to and including the fourth quarter of 2019.

(6)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was comparable with the same quarter last year, as higher revenue was largely offset by higher non-interest expenses.

Net income was down $10 million from the prior quarter, primarily due to higher non-interest expenses.

Revenue

Revenue was up $28 million or 6% from the same quarter last year.

Commercial banking revenue was up $15 million, primarily due to volume growth and higher fees, partially offset by narrower margins and the impact of foreign exchange translation.

Wealth management revenue was up $13 million, primarily due to higher investment management and custodial fees driven by higher AUM and volume growth, partially offset by narrower margins and the impact of foreign exchange translation.

Revenue was up $5 million or 1% from the prior quarter.

Commercial banking revenue was up $3 million, primarily due to volume growth, largely offset by narrower margins and lower fees.

Wealth management revenue was comparable with the prior quarter.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year. The current quarter included higher provisions for credit losses on impaired loans, while the same quarter last year included a provision for credit losses on performing loans due to unfavourable credit migration.

Provision for credit losses was comparable with the prior quarter.

Non-interest expenses

Non-interest expenses were up $25 million or 9% from the same quarter last year, primarily due to higher spending on strategic initiatives and performance-based compensation, partially offset by the impact of foreign exchange translation.

Non-interest expenses were up $13 million or 5% from the prior quarter, primarily due to higher employee compensation driven by seasonality associated with certain benefits and performance-based awards.

Income taxes

Income taxes were up $3 million from the same quarter last year, primarily due to higher income.

Income taxes were up $4 million from the prior quarter, primarily due to a higher effective tax rate.

12	CIBC FIRST QUARTER 2020

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31 (2)	2019 Jan. 31 (2)
Revenue
Global markets	$541	$432	$421
Corporate and investment banking	330	308	291
Total revenue (3)	871	740	712
Provision for (reversal of) credit losses
Impaired	(5)	24	42
Performing	(5)	21	24
Total provision for (reversal of) credit losses	(10)	45	66
Non-interest expenses	419	386	368
Income before income taxes	462	309	278
Income taxes (3)	127	79	72
Net income	$335	$230	$206
Net income attributable to:
Equity shareholders	$335	$230	$206
Efficiency ratio	48.1%	52.0%	51.7%
Return on equity (4)	20.6%	14.4%	14.0%
Average allocated common equity (4)	$6,480	$6,335	$5,820
Full-time equivalent employees	1,434	1,449	1,365
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $49 million for the quarter ended January 31, 2020 (October 31, 2019: $48 million; January 31, 2019: $41 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $335 million, up $129 million from the same quarter last year and up $105 million from the prior quarter, primarily due to higher revenue and a reversal of credit losses in the current quarter compared with a provision for credit losses in both the same quarter last year and the prior quarter.

Revenue

Revenue was up $159 million or 22% from the same quarter last year.

Global markets revenue was up $120 million, primarily due to higher revenue from our interest rate trading business, global markets financing activities, and equity derivatives trading business.

Corporate and investment banking revenue was up $39 million, primarily due to higher equity and debt underwriting activity, and higher corporate banking revenue.

Revenue was up $131 million or 18% from the prior quarter.

Global markets revenue was up $109 million, primarily due to higher revenue from our interest rate and equity derivatives trading businesses, global markets financing activities, and our foreign exchange trading business.

Corporate and investment banking revenue was up $22 million, primarily due to higher advisory revenue.

Provision for (reversal of) credit losses

Provision for credit losses was down $76 million from the same quarter last year, primarily due to a reversal of credit losses on impaired loans in the current quarter compared with a provision for credit losses for impaired loans in the same quarter last year that included an impairment in the utility sector. The current quarter also included a reversal of credit losses on performing loans largely due to an exposure reduction relating to one account, while the same quarter last year included a provision for credit losses on performing loans reflective of the impact of certain unfavourable changes to our economic outlook.

Provision for credit losses was down $55 million from the prior quarter, partly due to a reversal of credit losses on impaired loans in the current quarter compared with a provision for credit losses on impaired loans in the prior quarter relating to the oil and gas sector. The prior quarter also included a provision for credit losses on performing loans reflective of the impact of certain unfavourable changes to our economic outlook and unfavourable credit migration within the performing portfolio.

Non-interest expenses

Non-interest expenses were up $51 million or 14% from the same quarter last year, and up $33 million or 9% from the prior quarter, primarily due to higher performance-based compensation and higher spending on strategic initiatives.

Income taxes

Income taxes were up $55 million from the same quarter last year, and up $48 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2020	13

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Risk Management, Culture and Brand, Finance and Treasury, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31 (2)	2019 Jan. 31 (2)
Revenue
International banking	$206	$201	$197
Other	2	78	29
Total revenue (3)	208	279	226
Provision for (reversal of) credit losses
Impaired	7	4	8
Performing	(1)	1	(3)
Total provision for credit losses	6	5	5
Non-interest expenses	627	480	277
Loss before income taxes	(425)	(206)	(56)
Income taxes (3)	(180)	(84)	(89)
Net income (loss)	$(245)	$(122)	$33
Net income (loss) attributable to:
Non-controlling interests	$7	$8	$4
Equity shareholders	(252)	(130)	29
Full-time equivalent employees	23,109	23,116	21,964
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $49 million for the quarter ended January 31, 2020 (October 31, 2019: $48 million; January 31, 2019: $41 million).

Financial overview

Net loss for the quarter was $245 million, compared with net income of $33 million in the same quarter last year and a net loss of $122 million in the prior quarter, as the current quarter included a restructuring charge primarily relating to employee severance, shown as an item of note.

Revenue

Revenue was down $18 million or 8% from the same quarter last year.

International banking revenue was up $9 million, primarily due to better performance in CIBC FirstCaribbean.

Other revenue was down $27 million. Factors driving the decrease include the impact of changes relating to our adoption of IFRS 16 in the current quarter that were largely offset in non-interest expenses (see Note 1 to the interim consolidated financial statements for further details regarding the impact of our transition to IFRS 16), a higher TEB adjustment and lower treasury revenue.

Revenue was down $71 million or 25% from the prior quarter.

International banking revenue was up $5 million, primarily due to better performance in CIBC FirstCaribbean.

Other revenue was down $76 million, as the prior quarter included interest income related to the expected settlement of certain income tax matters, shown as an item of note. The current quarter was also impacted by changes relating to our adoption of IFRS 16, as noted above.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year, as well as the prior quarter.

Non-interest expenses

Non-interest expenses were up $350 million or 126% from the same quarter last year, primarily due to the restructuring charge noted above. The current quarter also included lower occupancy costs relating to our adoption of IFRS 16, largely offset by higher interest expenses, as noted above.

Non-interest expenses were up $147 million or 31% from the prior quarter, primarily due to the restructuring charge noted above. The prior quarter also included a goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean and an increase in legal provisions, both shown as items of note. The current quarter was also impacted by changes relating to our adoption of IFRS 16, as noted above.

Income taxes

Income tax benefit was up $91 million from the same quarter last year, primarily due to the impact of the restructuring charge noted above. The same quarter last year also included a net tax recovery resulting from the Enron settlement (see the “Financial results review – Income taxes” section for additional details), partially offset by the revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government.

Income tax benefit was up $96 million from the prior quarter, primarily due to the impact of the restructuring charge noted above. The prior quarter was affected by the goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean, which was not deductible for tax purposes.

14	CIBC FIRST QUARTER 2020

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2020 Jan. 31	2019 Oct. 31
Assets
Cash and deposits with banks	$20,731	$17,359
Securities	129,349	121,310
Securities borrowed or purchased under resale agreements	63,904	59,775
Loans and acceptances, net of allowance	402,453	398,108
Derivative instruments	25,251	23,895
Other assets	30,430	31,157
	$672,118	$651,604
Liabilities and equity
Deposits	$497,899	$485,712
Obligations related to securities lent or sold short or under repurchase agreements	76,188	69,258
Derivative instruments	25,380	25,113
Other liabilities	28,726	28,257
Subordinated indebtedness	4,695	4,684
Equity	39,230	38,580
	$672,118	$651,604

Assets

As at January 31, 2020, total assets were up $20.5 billion or 3% from October 31, 2019, including an increase of approximately $1 billion due to the appreciation of the U.S. dollar.

Cash and deposits with banks increased by $3.4 billion or 19%, primarily due to higher short-term placements in Treasury.

Securities increased by $8.0 billion or 7%, primarily due to increases in corporate equity, debt securities in foreign governments, and U.S. Treasury and other agencies.

Securities borrowed or purchased under resale agreements increased by $4.1 billion or 7%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $4.3 billion or 1%, primarily due to an increase in U.S. and Canadian business and government loans.

Derivative instruments increased by $1.4 billion or 6%, largely driven by an increase in equity derivatives valuation.

Other assets decreased by $0.7 billion or 2%, primarily due to decreases in current tax receivables and broker receivables, partially offset by the recognition of right-of-use assets in the current period as a result of our adoption of IFRS 16 (see Note 1 to our interim consolidated financial statements for additional details).

Liabilities

As at January 31, 2020, total liabilities were up $19.9 billion or 3% from October 31, 2019, including an increase of approximately $1 billion due to the appreciation of the U.S. dollar.

Deposits increased by $12.2 billion or 3%, primarily due to increased wholesale funding, and domestic retail volume growth. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $6.9 billion or 10%, primarily due to client-driven activities.

Derivative instruments increased by $0.3 billion or 1%, largely driven by increases in equity, other commodity and interest rate derivatives valuation, partially offset by a decrease in foreign exchange derivatives valuation.

Other liabilities increased by $0.5 billion or 2%, primarily due to the recognition of lease liabilities in the current period as a result of our adoption of IFRS 16, as noted above, as well as increases in acceptances and collateral received for derivatives, partially offset by decreases in broker payables and accrued liabilities.

Equity

As at January 31, 2020, equity increased by $0.7 billion or 2% from October 31, 2019, primarily due to a net increase in retained earnings, which includes an increase of $0.1 billion related to the adoption of IFRS 16, as noted above.

CIBC FIRST QUARTER 2020	15

Capital management

We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 28 to 39 of the 2019 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until January 2022, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The Domestic Stability Buffer is currently set at 2.0%, but can range from 0% to 2.5% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for details regarding a recent increase to the Domestic Stability Buffer requirement that is effective April 30, 2020). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at January 31, 2020	Minimum	Capital conservation buffer	D-SIB buffer	Pillar I targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.00%	10.00%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.00%	11.50%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.00%	13.50%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2020.
(2)	The Domestic Stability Buffer will be increased to 2.25% effective April 30, 2020. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited, CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements in our 2019 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

16	CIBC FIRST QUARTER 2020

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2020 Jan. 31	2019 Oct. 31
CET1 capital	$ 28,407	$27,707
Tier 1 capital	31,551	30,851
Total capital	36,570	35,854

Total RWA	252,099	239,863

Total RWA consists of:
Credit risk	215,562	204,744
Market risk	7,345	6,532
Operational risk	29,192	28,587
	252,099	239,863

CET1 ratio	11.3%	11.6%
Tier 1 capital ratio	12.5%	12.9%
Total capital ratio	14.5%	15.0%

The CET1 ratio at January 31, 2020 decreased 0.3% from October 31, 2019, as the increase in CET1 capital was more than offset by an increase in RWA. The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), common share issuance, and the impact of IFRS 16, net of share repurchases. The increase in RWA was primarily due to organic growth, as well as model parameter updates and the impact of IFRS 16 (see the “Accounting and control matters” section for additional details relating to our adoption of IFRS 16).

The Tier 1 capital ratio at January 31, 2020 decreased 0.4% from October 31, 2019 primarily due to the factors affecting the CET1 ratio noted above.

The Total capital ratio at January 31, 2020 decreased 0.5% from October 31, 2019 primarily due to the factors affecting the Tier 1 capital ratio noted above.

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2020 Jan. 31	2019 Oct. 31
Tier 1 capital	$31,551	$30,851
Leverage ratio exposure	738,476	714,343
Leverage ratio	4.3%	4.3%

The leverage ratio at January 31, 2020 was comparable with October 31, 2019, as the increase in Tier 1 capital was offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by increases in on-balance sheet and securities financing transaction exposures.

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 33 to 34 of the 2019 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2019 Annual Report.

OSFI previously issued a discussion paper on the proposed implementation of the final Basel III reforms in Canada in response to the BCBS publishing the final Basel III reforms in December 2017. Included in the discussion paper was a proposal for a domestic implementation date of the first quarter of 2021 for the revised Basel III operational risk capital requirements. OSFI subsequently announced in January 2020 that implementation of the operational risk capital requirements will change from the first quarter of 2021 to the first quarter of 2022 to align with the implementation of the final Basel III credit risk and leverage ratio requirements.

In December 2019, OSFI announced a further increase in the Domestic Stability Buffer requirement from 2.0% to 2.25% effective April 30, 2020. This will increase OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 10.25%, 11.75% and 13.75%, respectively.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

CIBC FIRST QUARTER 2020	17

Significant capital management activity

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. During the quarter, we purchased and cancelled 1,497,800 common shares under this bid at an average price of $110.40 for a total amount of $165 million.

Shareholder investment plan (the plan)

Pursuant to the plan, we issued 334,004 common shares for consideration of $36 million for the quarter ended January 31, 2020.

Dividends

On February 25, 2020, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ending April 30, 2020.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing January 31, 2020.

Convertible instruments

NVCC instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2020	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Subordinated indebtedness (2)(3)
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
Total		$6,825		1,765,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 80% based on the number of CIBC common shares outstanding as at January 31, 2020. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Bank recapitalization (Bail-in) conversion regulations

The Department of Finance Canada’s final bail-in regulations became effective September 23, 2018. These regulations provide certain statutory powers to CDIC to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum total loss-absorbing capacity (TLAC) requirements, and determining whether a bank is non-viable. Senior debt issued by CIBC on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in. TLAC is required in order to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support it during recapitalization. Beginning in the first quarter of 2022, D-SIBs will be required to maintain a supervisory target TLAC ratio (which is comprised of a minimum risk-based TLAC ratio of 21.5% plus the then applicable Domestic Stability Buffer) and a minimum TLAC leverage ratio of 6.75%.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

As at January 31, 2020, $13,344 million (October 31, 2019: $8,986 million) of our outstanding liabilities were subject to conversion under the bail-in regime.

18	CIBC FIRST QUARTER 2020

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally regulated banks, including CIBC, which have not been identified as G-SIBs, and have leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually. As a result, values may not be directly comparable against other measures disclosed in this report. The following table provides the 12 indicators used in the BCBS assessment methodology to identify G-SIBs:

$ thousands, as at October 31			2019	2018
Section		Indicators
A. Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$171,547,163	$145,485,768
	2.	Cross-jurisdictional liabilities	170,609,561	160,065,248
B. Size	3.	Total exposures as defined for use in the leverage ratio (1)	$722,260,507	$662,076,733
C. Interconnectedness	4.	Intra-financial system assets	$55,180,978	$52,754,580
	5.	Intra-financial system liabilities	34,198,618	28,761,881
	6.	Securities outstanding	173,111,702	174,084,211
D. Substitutability/financial institution infrastructure	7.	Payments activity	$15,818,619,512	$15,732,399,282
	8.	Assets under custody	1,943,784,000	1,852,891,000
	9.	Underwritten transactions in debt and equity markets	50,889,244	45,495,312
E. Complexity	10.	Notional amount of over-the-counter (OTC) derivatives	$5,333,289,112	$4,124,648,322	(2)
	11.	Trading and other securities	46,273,975	34,062,984
	12.	Level 3 assets	1,737,213	1,340,931
(1)	The calculation of this measure for the purposes of the G-SIB indicator disclosures excludes regulatory adjustments.
(2)	Restated.

Changes in G-SIB measures

Changes in measures compared with 2018 primarily reflect normal changes in business activity and movement in foreign exchange rates.

A. Cross-jurisdictional activity

The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

B. Size

Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.

C. Interconnectedness

Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

D. Substitutability/financial institution infrastructure

The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.

E. Complexity

The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.

Future revisions to G-SIBs – public disclosure requirements

A future version of the G-SIB methodology, effective January 1, 2021, was issued as a result of the first review of the G-SIB framework conducted by the BCBS. This future version maintains the core elements of the original framework while incorporating changes announced in 2018. A trading volume indicator will be added to the substitutability category, increasing the existing 12 indicators to 13. The scope of consolidation for certain indicators will include insurance subsidiaries. The BCBS reiterated that the framework will continue to be reviewed every three years with the next review to be completed by 2021.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements may involve the use of structured entities (SEs) and credit-related arrangements. SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management. We consolidate all of our sponsored trusts that securitize our own assets.

Details of our off-balance sheet arrangements are provided on page 38 of the 2019 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements in the 2019 Annual Report.

CIBC FIRST QUARTER 2020	19

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 77 of the 2019 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management, including anti-money laundering (AML) and Compliance, is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance of the design and operating effectiveness of CIBC’s controls, processes and systems. Internal audit reports the results of its assessment to management and the Board of Directors.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

20	CIBC FIRST QUARTER 2020

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board of Directors on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 46 to 49 in our 2019 Annual Report for details regarding the following top and emerging risks:

•	Technology, information and cyber security risk
•	Third party risk
•	Disintermediation risk
•	Climate risk
•	Canadian consumer debt and the housing market
•	Money laundering
•	U.S. banking regulation
•	Acquisition risk

The remainder of this section describes top and emerging risks which have been updated for developments that have occurred since the issuance of our 2019 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short-term, market shocks could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•	Trade issues between the U.S. and China that were not addressed in the phase-one trade deal;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Relations between the U.S. and Iran;
•	Anti-government protests in Hong Kong;
•	Uncertainty regarding the outcome of Brexit, given the need for Britain to negotiate a trade agreement with the European Union;
•	Global uncertainty and market repercussions pertaining to the spread of COVID-19; and
•	Anti-pipeline blockades that have impacted Canadian rail networks.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Commodity prices

While crude oil prices have rebounded from December 2018 lows, ongoing price stability remains a concern despite supply restrictions and unease arising from geo-political tensions, as well as depressed demand from China following the spread of COVID-19. Factors supporting oil prices include the extension of existing output cuts to the end of the first calendar quarter of 2020 by the Organization of the Petroleum Exporting Countries (OPEC), significant volume reductions resulting from U.S. sanctions on Venezuela and Iran, and decelerating drilling activity in the U.S. The downside risks to crude prices are associated with the negative impact on demand from expectations of slower global growth in 2020, and the risks of further deceleration should the spread of COVID-19 disrupt activity in other countries beyond that seen in China. While steps taken to limit production supported an earlier narrowing of the spread between WCS – Canada’s heavy oil benchmark – and WTI, these differentials could remain volatile until pipeline capacity constraints have been resolved. Natural gas prices also continue to be an area of concern, as Alberta Energy Company (AECO) prices – the Canadian gas benchmark – have experienced volatility since mid-2017, mainly due to severe pipeline constraints, with the largest impact felt by Canadian dry gas producers. CIBC’s overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down from peak levels.

Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner.

Pandemic outbreaks

With our increasingly global world, the outbreak of certain illnesses has the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, such as the recent COVID-19 outbreak, introduce uncertainty and pose risks to the global economy, as well as to our clients and our operations. CIBC monitors these events and has measures in place including preventative action, disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Income taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

CIBC FIRST QUARTER 2020	21

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2020:

(1)	Includes counterparty credit risk of $240 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $18,720 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $181 million, which comprises derivatives and repo-style transactions.
(4)

Effective November 1, 2019 capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented ROE. For additional information, see the “External reporting changes” section. Allocated common equity is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section. Allocated common equity amounts shown in this table reflect average balances.

(5)

Under the previous economic capital model, interest rate risk in the banking book was considered a component of market risk. Effective November 1, 2019, the composition of risks relating to allocated common equity is based on the Basel III definitions of credit risk, market risk, and operational risk.

(6)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s Capital Adequacy Requirements (CAR) guideline.

22	CIBC FIRST QUARTER 2020

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2020 Jan. 31	2019 Oct. 31
Business and government portfolios – advanced internal ratings-based approach
Drawn	$188,003	$182,169
Undrawn commitments	53,392	52,924
Repo-style transactions	175,609	169,652
Other off-balance sheet	76,245	77,696
OTC derivatives	27,772	26,574
Gross exposure at default (EAD) on business and government portfolios	521,021	509,015
Less: Collateral held for repo-style transactions	162,562	157,415
Net EAD on business and government portfolios	358,459	351,600
Retail portfolios – advanced internal ratings-based approach
Drawn	256,140	256,195
Undrawn commitments (1)	80,490	73,070
Other off-balance sheet	305	311
Gross EAD on retail portfolios	336,935	329,576
Standardized portfolios	67,112	64,286
Securitization exposures	11,262	10,688
Gross EAD	$936,330	$913,565
Net EAD	$773,768	$756,150
(1)	Increases in EAD in the first quarter of 2020 include the impact of certain parameter updates in our regulatory models that were made as part of our ongoing monitoring and review process.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

CIBC FIRST QUARTER 2020	23

The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at January 31, 2020	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$27.7	26%	$77.2	74%	$10.9	100%	$27.7	24%	$88.1	76%
British Columbia and territories (4)	9.9	24	31.8	76	4.2	100	9.9	22	36.0	78
Alberta	13.3	53	11.9	47	2.5	100	13.3	48	14.4	52
Quebec	5.6	37	9.4	63	1.3	100	5.6	34	10.7	66
Central prairie provinces	3.6	50	3.6	50	0.8	100	3.6	45	4.4	55
Atlantic provinces	4.1	50	4.1	50	0.8	100	4.1	46	4.9	54
Canadian portfolio (5)(6)	64.2	32	138.0	68	20.5	100	64.2	29	158.5	71
U.S. portfolio (5)	–	–	1.7	100	0.1	100	–	–	1.8	100
Other international portfolio (5)	–	–	2.3	100	–	–	–	–	2.3	100
Total portfolio	$64.2	31%	$142.0	69%	$20.6	100%	$64.2	28%	$162.6	72%
October 31, 2019	$66.2	32%	$139.1	68%	$21.3	100%	$66.2	29%	$160.4	71%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at January 31, 2020 and October 31, 2019.
(3)

Includes $13.5 billion (October 31, 2019: $14.1 billion) of insured residential mortgages, $50.0 billion (October 31, 2019: $49.0 billion) of uninsured residential mortgages, and $6.3 billion (October 31, 2019: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $4.4 billion (October 31, 2019: $4.6 billion) of insured residential mortgages, $22.2 billion (October 31, 2019: $22.1 billion) of uninsured residential mortgages, and $2.6 billion (October 31, 2019: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)

71% (October 31, 2019: 72%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the quarter are provided in the following table.

	2020 Jan. 31		2019 Oct. 31		2019 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	67%	63%	68%	63%	67%
British Columbia and territories (3)	60	64	61	65	60	64
Alberta	68	72	68	73	67	71
Quebec	68	72	69	72	67	72
Central prairie provinces	69	73	69	74	68	73
Atlantic provinces	72	73	72	74	72	74
Canadian portfolio (4)	64%	68%	64%	68%	64%	67%
U.S. portfolio (4)	65%	61%	68%	68%	68%	58%
Other international portfolio (4)	70%	n/m	71%	n/m	73%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 61% (October 31, 2019: 61%; January 31, 2019: 61%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 57% (October 31, 2019: 58%; January 31, 2019: 56%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2020 (1)(2)	55%	53%
October 31, 2019 (1)(2)	55%	54%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2020 and October 31, 2019 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2019 and September 30, 2019, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 50% (October 31, 2019: 50%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 47% (October 31, 2019: 47%).

24	CIBC FIRST QUARTER 2020

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2020	–%	–%	2%	6%	51%	41%	–%	–%
October 31, 2019	–%	1%	2%	6%	49%	42%	–%	–%
U.S. portfolio
January 31, 2020	–%	1%	2%	1%	9%	87%	–%	–%
October 31, 2019	–%	2%	2%	1%	9%	86%	–%	–%
Other international portfolio
January 31, 2020	7%	14%	23%	23%	18%	14%	1%	–%
October 31, 2019	9%	16%	23%	23%	17%	12%	–%	–%

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2020	2%	4%	6%	14%	41%	29%	3%	1%
October 31, 2019	2%	4%	6%	13%	40%	30%	3%	2%
U.S. portfolio
January 31, 2020	2%	4%	9%	9%	11%	65%	–%	–%
October 31, 2019	1%	4%	11%	10%	13%	61%	–%	–%
Other international portfolio
January 31, 2020	7%	14%	23%	23%	18%	14%	1%	–%
October 31, 2019	7%	13%	23%	24%	18%	14%	1%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2020, our Canadian condominium mortgages were $25.7 billion (October 31, 2019: $25.2 billion) of which 32% (October 31, 2019: 33%) were insured. Our drawn developer loans were $1.3 billion (October 31, 2019: $1.3 billion) or 1.0% (October 31, 2019: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.3 billion (October 31, 2019: $4.0 billion). The condominium developer exposure is diversified across 109 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

On February 18, 2020 the Department of Finance Canada announced a new benchmark rate that will replace the Bank of Canada’s five-year benchmark posted mortgage rate for determining whether borrowers qualify for insured mortgages. On the same date, OSFI announced that it is seeking comments on adopting the same methodology for uninsured mortgages. The new benchmark rate for insured mortgage qualifications will be based on an average of actual mortgage rates for insured mortgages plus 2%, and will come into effect on April 6, 2020. CIBC will continue to closely monitor these changes.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements in our 2019 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2020 Jan. 31		2019 Oct. 31
	Exposure (1)
Investment grade	$5.95	78.9%	$5.40	82.4%
Non-investment grade	1.56	20.7	1.12	17.1
Watch list	0.02	0.3	0.02	0.3
Default	0.01	0.1	0.01	0.2
	$7.54	100.0%	$6.55	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

CIBC FIRST QUARTER 2020	25

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2020 Jan. 31			2019 Oct. 31			2019 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$911	$955	$1,866	$880	$917	$1,797	$621	$859	$1,480
Classified as impaired during the period	144	525	669	217	506	723	428	494	922
Transferred to performing during the period	(10)	(105)	(115)	(76)	(97)	(173)	(21)	(87)	(108)
Net repayments	(100)	(152)	(252)	(60)	(124)	(184)	(93)	(122)	(215)
Amounts written off	(40)	(229)	(269)	(35)	(247)	(282)	(48)	(226)	(274)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	(14)	–	(14)	(9)	–	(9)
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	2	1	3	(1)	–	(1)	(1)	(1)	(2)
Balance at end of period	$907	$995	$1,902	$911	$955	$1,866	$877	$917	$1,794
Allowance for credit losses – impaired loans
Balance at beginning of period	$376	$268	$644	$297	$264	$561	$230	$252	$482
Amounts written off	(40)	(229)	(269)	(35)	(247)	(282)	(48)	(226)	(274)
Recoveries of amounts written off in previous periods	3	49	52	3	45	48	1	49	50
Charge to income statement (1)	58	186	244	118	212	330	81	194	275
Interest accrued on impaired loans	(5)	(6)	(11)	(5)	(10)	(15)	(2)	(4)	(6)
Disposals of loans	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(1)	(1)	(2)	(2)	4	2	(4)	1	(3)
Balance at end of period	$391	$267	$658	$376	$268	$644	$258	$266	$524
Net impaired loans (2)
Balance at beginning of period	$535	$687	$1,222	$583	$653	$1,236	$391	$607	$998
Net change in gross impaired	(4)	40	36	31	38	69	256	58	314
Net change in allowance	(15)	1	(14)	(79)	(4)	(83)	(28)	(14)	(42)
Balance at end of period	$516	$728	$1,244	$535	$687	$1,222	$619	$651	$1,270
Net impaired loans as a percentage of net loans and acceptances			0.31%			0.31%			0.33%
(1)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans

As at January 31, 2020, gross impaired loans were $1,902 million, up $108 million from the same quarter last year, primarily due to increases in the retail and wholesale, and business services sectors, as well as the Canadian residential mortgages portfolio. These factors were partially offset by a reduction in the utilities sector.

Gross impaired loans were up $36 million from the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio and the real estate and construction sector, partially offset by a decrease in the oil and gas sector.

66% of gross impaired loans related to Canada, of which the residential mortgages portfolio, retail and wholesale sector, and personal lending portfolio accounted for the majority.

17% of gross impaired loans related to the U.S., of which the business services, oil and gas, and real estate and construction sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages portfolio, the real estate and construction sector, and personal lending portfolio accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $658 million, up $134 million from the same quarter last year, primarily due to an increase in the retail and wholesale, oil and gas, business services and agriculture sectors, partially offset by a decrease in CIBC FirstCaribbean.

Allowance for credit losses on impaired loans was up $14 million from the prior quarter, primarily due to an increase in the retail and wholesale sector relating to an additional allowance on a previously impaired loan, partially offset by a decrease in the business services sector.

26	CIBC FIRST QUARTER 2020

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 45% (October 31, 2019: 45%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2020	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$650	$269	$919	$–	$–	$–	$–	$–	$–	$–	$919
Finland	63	–	365	428	86	–	86	–	–	–	–	514
France	101	13	224	338	265	64	329	2	–	9	11	678
Germany	338	1,174	575	2,087	189	115	304	23	20	45	88	2,479
Ireland	163	–	233	396	8	27	35	13	–	85	98	529
Luxembourg	120	–	2,132	2,252	96	–	96	4	–	100	104	2,452
Netherlands	379	510	260	1,149	132	99	231	69	–	2	71	1,451
Norway	196	377	208	781	696	–	696	–	4	2	6	1,483
Spain	–	–	9	9	66	29	95	–	–	5	5	109
Sweden	173	649	254	1,076	159	–	159	14	–	–	14	1,249
Switzerland	271	–	58	329	1	–	1	4	–	124	128	458
United Kingdom	2,046	492	1,402	3,940	3,401	290	3,691	797	8	204	1,009	8,640
Other European countries	79	–	71	150	12	2	14	–	207	1	208	372
Total Europe	$3,929	$3,865	$6,060	$13,854	$5,111	$626	$5,737	$926	$239	$577	$1,742	$21,333
October 31, 2019	$3,033	$3,781	$5,320	$12,134	$5,235	$580	$5,815	$789	$116	$462	$1,367	$19,316
(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.2 billion (October 31, 2019: $1.0 billion), collateral on repo-style transactions was $21.5 billion (October 31, 2019: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $658 million (October 31, 2019: $589 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives transactions and securities borrowing and lending activity from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 60 of the 2019 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at January 31, 2020, the portfolio of permanent financing exposures was $189 million (October 31, 2019: $114 million).

CIBC FIRST QUARTER 2020	27

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2020 Jan. 31					2019 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$4,754	$–		$2,486	$2,268	$3,840	$–		$1,711	$2,129	Foreign exchange
Interest-bearing deposits with banks	15,977	759		15,218	–	13,519	641		12,878	–	Interest rate
Securities	129,349	49,149		80,200	–	121,310	42,403		78,907	–	Equity, interest rate
Cash collateral on securities borrowed	6,628	–		6,628	–	3,664	–		3,664	–	Interest rate
Securities purchased under resale agreements	57,276	–		57,276	–	56,111	–		56,111	–	Interest rate
Loans
Residential mortgages	209,792	–		209,792	–	208,652	–		208,652	–	Interest rate
Personal	42,960	–		42,960	–	43,651	–		43,651	–	Interest rate
Credit card	12,605	–		12,605	–	12,755	–		12,755	–	Interest rate
Business and government	129,539	20,444	(1)	109,095	–	125,798	20,226	(1)	105,572	–	Interest rate
Allowance for credit losses	(1,948)	–		(1,948)	–	(1,915)	–		(1,915)	–	Interest rate
Derivative instruments	25,251	24,028		1,223	–	23,895	22,610		1,285	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,505	–		9,505	–	9,167	–		9,167	–	Interest rate
Other assets	30,430	1,927		19,164	9,339	31,157	1,957		17,985	11,215	Interest rate, equity, foreign exchange
	$672,118	$96,307		$564,204	$11,607	$651,604	$87,837		$550,423	$13,344
Deposits	$497,899	$1,040	(2)	$449,014	$47,845	$485,712	$44	(2)	$437,634	$48,034	Interest rate
Obligations related to securities sold short	17,426	16,125		1,301	–	15,635	14,721		914	–	Interest rate
Cash collateral on securities lent	1,622	–		1,622	–	1,822	–		1,822	–	Interest rate
Obligations related to securities sold under repurchase agreements	57,140	–		57,140	–	51,801	–		51,801	–	Interest rate
Derivative instruments	25,380	23,898		1,482	–	25,113	23,679		1,434	–	Interest rate, foreign exchange
Acceptances	9,568	–		9,568	–	9,188	–		9,188	–	Interest rate
Other liabilities	19,158	1,828		9,521	7,809	19,069	2,096		8,111	8,862	Interest rate
Subordinated indebtedness	4,695	–		4,695	–	4,684	–		4,684	–	Interest rate
	$632,888	$ 42,891		$ 534,343	$ 55,654	$613,024	$40,540		$515,588	$56,896
(1)	Excludes $192 million (October 31, 2019: $115 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(2)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended January 31, 2020 was down $0.8 million from the prior quarter, driven by decreases in interest rate, commodity, equity and foreign exchange risks, partially offset by an increase in credit spread risk.

Average stressed total VaR for the three months ended January 31, 2020 was up $4.4 million from the prior quarter, driven by increases in interest rate, foreign exchange and credit spread risks, partially offset by decreases in equity, commodity and debt specific risks. Positioning in the trading book is the primary cause of the increase in risk. During the current stressed VaR period from September 2, 2008 to August 31, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended January 31, 2020 was up $16.9 million from the prior quarter, mainly due to an increase in fixed income trading inventory.

28	CIBC FIRST QUARTER 2020

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2020 Jan. 31		2019 Oct. 31	2019 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$8.8	$5.1	$8.8	$6.5	$8.5	$7.3	$4.5	$4.1
Credit spread risk	3.1	1.3	3.0	1.9	1.5	1.4	1.1	1.3
Equity risk	3.2	1.5	3.1	2.3	3.4	2.8	2.7	3.5
Foreign exchange risk	3.7	1.7	2.4	2.5	2.9	3.0	1.5	1.3
Commodity risk	5.1	1.2	1.3	2.9	3.9	3.6	1.3	1.4
Debt specific risk	2.4	1.5	1.9	1.9	1.9	1.9	1.6	1.5
Diversification effect (1)	n/m	n/m	(12.8)	(12.2)	(15.3)	(13.4)	(7.7)	(7.8)
Total VaR (one-day measure)	$7.7	$4.8	$7.7	$5.8	$6.8	$6.6	$5.0	$5.3
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2020 Jan. 31		2019 Oct. 31	2019 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$41.0	$16.2	$23.0	$27.8	$26.4	$23.8	$17.6	$15.8
Credit spread risk	12.2	7.5	8.8	10.0	11.1	9.7	10.0	13.6
Equity risk	4.8	0.8	3.0	2.2	2.2	4.0	3.4	5.2
Foreign exchange risk	22.0	4.2	12.0	11.1	6.5	10.1	8.2	7.3
Commodity risk	10.9	3.3	4.4	6.5	11.9	8.0	2.3	2.6
Debt specific risk	6.0	4.2	5.1	5.0	4.9	5.5	5.9	6.0
Diversification effect (1)	n/m	n/m	(32.4)	(43.6)	(42.0)	(46.5)	(36.7)	(32.4)
Stressed total VaR (one-day measure)	$31.2	$7.4	$23.9	$19.0	$21.0	$14.6	$10.7	$18.1
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the three months ended				2020 Jan. 31		2019 Oct. 31	2019 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$205.6	$133.8	$153.4	$157.6	$132.1	$142.2	$180.9	$193.8
Migration risk	90.2	60.7	79.0	70.2	67.7	68.7	67.2	57.3
IRC (one-year measure) (1)	$272.1	$199.1	$232.4	$227.8	$199.8	$210.9	$248.1	$251.1
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

CIBC FIRST QUARTER 2020	29

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $16.5 million occurred on January 31, 2020. It was attributable to the normal course of business within our global markets line of business, notably in interest rate and equity derivatives. Average daily trading revenue (TEB) was $7.0 million during the quarter, and the average daily TEB was $0.8 million. The large increase in VaR in May 2019 was the result of a large transaction in our equity underwriting business.

Trading revenue (TEB)(1) versus VaR

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase or decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at	2020 Jan. 31		2019 Oct. 31		2019 Jan. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$240	$49	$192	$24	$241	$50
Increase (decrease) in present value of shareholders’ equity	(494)	(299)	(511)	(307)	(418)	(286)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(235)	(49)	(190)	(35)	(301)	(64)
Increase (decrease) in present value of shareholders’ equity	364	236	388	206	333	78
(1)	Includes CAD and other currency exposures.

30	CIBC FIRST QUARTER 2020

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board of Directors through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2020	Cash and deposits with banks	$20,731	$–	$20,731	$853	$19,878
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	88,394	87,900	176,294	105,688	70,606
	Other debt securities	5,796	3,569	9,365	2,678	6,687
	Equities	30,602	17,621	48,223	26,522	21,701
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,434	584	42,018	12,467	29,551
	Other liquid assets (2)	11,005	637	11,642	6,554	5,088
		$197,962	$110,311	$308,273	$154,762	$153,511
2019	Cash and deposits with banks	$17,359	$–	$17,359	$784	$16,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	85,881	86,205	172,086	100,203	71,883
	Other debt securities	4,928	3,139	8,067	1,838	6,229
	Equities	26,441	15,766	42,207	23,623	18,584
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,378	876	42,254	11,627	30,627
	Other liquid assets (2)	11,196	463	11,659	6,864	4,795
		$187,183	$106,449	$293,632	$144,939	$148,693
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2020 Jan. 31	2019 Oct. 31
CIBC (parent)	$99,674	$108,878
Domestic subsidiaries	9,346	8,588
Foreign subsidiaries	44,491	31,227
	$153,511	$148,693

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $4.8 billion since October 31, 2019, primarily due to regular business activities, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the Federal Reserve Bank’s Discount Window.

CIBC FIRST QUARTER 2020	31

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2020	Cash and deposits with banks	$–	$853	$19,878	$–	$20,731
Jan. 31	Securities	130,499	648	105,363	–	236,510
	Loans, net of allowance (3)	2,000	39,645	34,318	315,975	391,938
	Other assets	6,105	–	1,758	57,323	65,186
		$138,604	$41,146	$161,317	$373,298	$714,365
2019	Cash and deposits with banks	$–	$784	$16,575	$–	$17,359
Oct. 31	Securities	121,349	283	102,867	–	224,499
	Loans, net of allowance (3)	2,000	40,204	35,073	310,688	387,965
	Other assets	6,186	–	1,815	56,218	64,219
		$129,535	$41,271	$156,330	$366,906	$694,042
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

32	CIBC FIRST QUARTER 2020

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended January 31, 2020		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$124,297
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$162,937	11,926
3	Stable deposits	68,094	2,043
4	Less stable deposits	94,843	9,883
5	Unsecured wholesale funding, of which:	148,905	74,853
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	47,129	11,430
7	Non-operational deposits (all counterparties)	76,087	37,734
8	Unsecured debt	25,689	25,689
9	Secured wholesale funding	n/a	5,297
10	Additional requirements, of which:	104,113	24,882
11	Outflows related to derivative exposures and other collateral requirements	12,975	6,127
12	Outflows related to loss of funding on debt products	3,185	3,185
13	Credit and liquidity facilities	87,953	15,570
14	Other contractual funding obligations	3,217	3,217
15	Other contingent funding obligations	295,497	5,588
16	Total cash outflows	n/a	125,763
Cash inflows
17	Secured lending (e.g. reverse repos)	71,214	9,464
18	Inflows from fully performing exposures	17,225	8,793
19	Other cash inflows	7,953	7,953
20	Total cash inflows	$96,392	$26,210
			Total adjusted value
21	Total HQLA	n/a	$124,297
22	Total net cash outflows	n/a	$99,553
23	LCR	n/a	125%
$ millions, average of the three months ended October 31, 2019			Total adjusted value
24	Total HQLA	n/a	$119,440
25	Total net cash outflows	n/a	$95,189
26	LCR	n/a	125%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at January 31, 2020 was comparable with the prior quarter, as the increase in net cash outflows was offset by higher HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

CIBC FIRST QUARTER 2020	33

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at January 31, 2020	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$1,667	$159	$16	$13	$1,855	$–	$–	$1,855
Certificates of deposit and commercial paper	8,378	12,748	18,497	14,410	54,033	401	–	54,434
Bearer deposit notes and bankers’ acceptances	1,257	2,394	1,786	56	5,493	–	–	5,493
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	1,198	594	2,905	7,713	12,410	7,213	27,602	47,225
Senior unsecured structured notes	–	–	–	248	248	–	–	248
Covered bonds/asset-backed securities
Mortgage securitization	–	794	367	1,512	2,673	2,853	11,668	17,194
Covered bonds	–	–	1,854	620	2,474	4,005	10,978	17,457
Cards securitization	–	1,323	–	854	2,177	786	809	3,772
Subordinated liabilities	–	–	–	–	–	–	4,695	4,695
Other	–	–	–	–	–	–	273	273
	$12,500	$18,012	$25,425	$25,426	$81,363	$15,258	$56,025	$152,646
Of which:
Secured	$–	$2,117	$2,221	$2,986	$7,324	$7,644	$23,455	$38,423
Unsecured	12,500	15,895	23,204	22,440	74,039	7,614	32,570	114,223
	$12,500	$18,012	$25,425	$25,426	$81,363	$15,258	$56,025	$152,646
October 31, 2019	$12,037	$14,736	$25,065	$27,679	$79,517	$17,163	$51,113	$147,793
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at		2020 Jan. 31		2019 Oct. 31
CAD	$49.8	33%	$49.2	33%
USD	79.0	52	73.0	50
Other	23.8	15	25.6	17
	$152.6	100%	$147.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

As at January 31, 2020	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA-	Aa2	A+
Legacy senior debt (2)	AA	AA-	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A+	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A+	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)

DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Issuer Default and Derivative Counterparty Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not applicable.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2020 Jan. 31	2019 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3

34	CIBC FIRST QUARTER 2020

Regulatory developments concerning liquidity

In April 2019, OSFI issued final net stable funding ratio (NSFR) guidelines following industry and public consultation, clarifying details of the NSFR implementation and its application to the Canadian financial sector. Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR guideline, the NSFR standard aims to promote long-term resilience of the financial sector by ensuring banks maintain a sustainable funding structure appropriate to the composition of their assets and off-balance sheet activities. D-SIBs were required to comply with the final NSFR guidelines beginning January 2020. In April 2019, OSFI also issued “Net Stable Funding Ratio Disclosure Requirements”, which requires public disclosures to be produced beginning in the first quarter of 2021. Consistent with the requirements, we submit the NSFR on a quarterly basis to OSFI and to the BCBS twice annually.

In December 2019, OSFI issued revisions to “Guideline B-6 – Liquidity Principles” for implementation on January 1, 2020. The guideline sets out the principles that provide the framework within which OSFI assesses the content and effectiveness of institutions’ management of liquidity risk. The changes aim to ensure that the guideline remains current and relevant and to provide additional clarity on OSFI’s expectations regarding institutions’ liquidity risk management practices. CIBC maintains a liquidity management framework that is periodically assessed to ensure it aligns with the bank’s risk appetite as well as the prudential standards outlined in the guideline.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$4,754	$–	$–	$–	$–	$–	$–	$–	$–	$4,754
Interest-bearing deposits with banks	15,977	–	–	–	–	–	–	–	–	15,977
Securities	3,279	5,834	3,013	2,505	2,731	14,299	39,040	26,990	31,658	129,349
Cash collateral on securities borrowed	6,628	–	–	–	–	–	–	–	–	6,628
Securities purchased under resale agreements	33,765	16,572	4,470	698	220	1,551	–	–	–	57,276
Loans
Residential mortgages	1,844	5,633	14,760	12,814	10,417	45,357	109,215	9,352	400	209,792
Personal	715	729	1,179	1,048	1,099	419	2,759	3,011	32,001	42,960
Credit card	265	529	794	794	794	3,177	6,252	–	–	12,605
Business and government	14,343	5,752	6,667	4,408	6,024	19,897	47,512	15,294	9,642	129,539
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,948)	(1,948)
Derivative instruments	2,999	2,842	1,593	1,059	2,064	2,544	4,094	8,056	–	25,251
Customers’ liability under acceptances	8,172	1,302	29	1	1	–	–	–	–	9,505
Other assets	–	–	–	–	–	–	–	–	30,430	30,430
	$92,741	$39,193	$32,505	$23,327	$23,350	$87,244	$208,872	$62,703	$102,183	$672,118
October 31, 2019	$86,873	$37,026	$27,740	$26,478	$23,115	$78,483	$201,231	$59,883	$110,775	$651,604
Liabilities
Deposits (1)	$22,406	$32,533	$41,824	$27,790	$26,384	$26,025	$54,409	$12,148	$254,380	$497,899
Obligations related to securities sold short	17,426	–	–	–	–	–	–	–	–	17,426
Cash collateral on securities lent	1,622	–	–	–	–	–	–	–	–	1,622
Obligations related to securities sold under repurchase agreements	43,783	12,402	809	146	–	–	–	–	–	57,140
Derivative instruments	3,861	2,988	1,840	1,316	2,216	3,231	3,636	6,292	–	25,380
Acceptances	8,235	1,302	29	1	1	–	–	–	–	9,568
Other liabilities	22	45	67	67	67	264	649	477	17,500	19,158
Subordinated indebtedness	–	–	–	–	–	–	–	4,695	–	4,695
Equity	–	–	–	–	–	–	–	–	39,230	39,230
	$97,355	$49,270	$44,569	$29,320	$28,668	$29,520	$58,694	$23,612	$311,110	$672,118
October 31, 2019	$88,803	$43,539	$44,607	$33,034	$26,078	$31,643	$54,407	$22,781	$306,712	$651,604
(1)

Comprises $182.8 billion (October 31, 2019: $178.1 billion) of personal deposits; $303.2 billion (October 31, 2019: $296.4 billion) of business and government deposits and secured borrowings; and $11.9 billion (October 31, 2019: $11.2 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC FIRST QUARTER 2020	35

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$871	$6,013	$2,362	$2,350	$2,771	$11,948	$46,758	$1,785	$170,020	$244,878
Securities lending (2)	37,258	2,297	4,334	–	–	–	–	–	–	43,889
Standby and performance letters of credit	2,124	1,261	3,420	2,253	3,277	385	796	102	–	13,618
Backstop liquidity facilities	9,457	96	1,643	295	5	369	–	13	–	11,878
Documentary and commercial letters of credit	107	76	20	16	19	–	4	–	–	242
Other	1,073	–	–	–	–	–	–	–	–	1,073
	$50,890	$9,743	$11,779	$4,914	$6,072	$12,702	$47,558	$1,900	$170,020	$315,578
October 31, 2019	$42,113	$21,669	$9,059	$8,063	$5,825	$14,784	$50,210	$2,979	$158,076	$312,778
(1)	Includes $124.3 billion (October 31, 2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.6 billion (October 31, 2019: $1.8 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2020 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$89	$257	$239	$194	$138	$458	$683	$221	$2,279
Future lease commitments	–	–	–	4	8	45	125	1,252	1,434
Underwriting commitments	249	132	–	–	–	–	–	–	381
Investment commitments	1	–	2	2	4	1	2	245	257
Pension contributions (3)	17	33	49	49	–	–	–	–	148
	$356	$422	$290	$249	$150	$504	$810	$1,718	$4,499
October 31, 2019	$222	$335	$399	$365	$344	$981	$1,882	$3,582	$8,110

(1)

Effective November 1, 2019, this table excludes operating lease obligations that are accounted for under IFRS 16, which resulted in on-balance recognition for most operating lease commitments. Lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset, continue to be recognized in this table. Following our adoption of IFRS 16, this table also excludes operating and tax expenses relating to lease commitments. For further details about our transition to IFRS 16, see Note 1 to our interim consolidated financial statements.

(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 74 to 77 of the 2019 Annual Report.

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to our consolidated financial statements of our 2019 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019, except that CIBC adopted IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” (IFRIC 23) and early adopted “Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7” (the “IBOR Amendments”) effective November 1, 2019.

The financial accounting impact of IFRS 16 is described in Note 1 to our interim consolidated financial statements. Our adoption of IFRS 16 also reduced our CET1 ratio by 2 basis points at transition (see the “Capital management – Regulatory capital” section).

There was no impact from the adoption of IFRIC 23.

The early adoption of the IBOR Amendments as discussed under “Other regulatory developments” below required us to provide additional disclosure in Note 1 to our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 78 to 83 of our 2019 Annual Report could have a material impact on our financial results. No significant changes have occurred with respect to our critical accounting estimates since our 2019 Annual Report.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 31 to the consolidated financial statements included in our 2019 Annual Report.

36	CIBC FIRST QUARTER 2020

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark.

A significant number of CIBC’s derivatives, lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond December 2021. CIBC also holds securities that reference interbank offered rates.

In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”) that is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Technology and Operations, Risk Management, Legal, and Finance and Treasury, to assess the impact across all of our products and to manage the process through transition. A comprehensive initial impact assessment of contracts that reference various interbank offered rates has been completed to develop an enterprise-wide project plan to support the Program. Key features of this plan include:

•	Development of detailed business-level remediation plans for affected contracts, processes and systems;
•	An enterprise-wide communication strategy, which includes both external and internal stakeholders; and
•	Formalization of an enterprise-wide exposure management process.

An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program, including:

•	Ensuring key project milestones are met;
•	Providing direction and guidance on a holistic basis;
•	Reviewing and resolving key issues and risks; and
•	Ensuring that our transition strategies and any transition actions remain consistent with CIBC’s overall strategy, risk appetite, and control framework.

The Program provides regular updates to senior management, including the Executive Committee.

Current and future accounting policy changes relating to interest rate benchmark reform

The IASB is addressing the interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, and the second phase focuses on potential issues that might affect financial reporting once the existing rate is replaced with an alternative rate. In September 2019, the IASB finalized phase one through the issuance of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides specific disclosure requirements for the affected hedging relationships.

As permitted under IFRS 9 “Financial Instruments” (IFRS 9), we previously elected to continue to apply the hedge accounting requirements of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and as a result, only the amendments to IAS 39 and IFRS 7 “Financial Instruments: Disclosures” apply to us. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2020. We elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase related to IBOR reform. This required us to provide additional disclosure related to hedging derivatives that might be impacted by IBOR reform, which can be found in Note 1 to our interim consolidated financial statements.

The IASB is continuing discussions related to the second phase of the project.

CIBC continues to actively engage with the industry through various working groups to ensure alignment with market developments in relevant jurisdictions, and will continue to monitor developments in this area including accounting developments intended to address interest rate benchmark reform.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2020 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2019. For additional information, refer to pages 85 and 181 of the 2019 Annual Report.

CIBC FIRST QUARTER 2020	37

Interim consolidated financial statements

(Unaudited)

Contents

39	Consolidated balance sheet

40	Consolidated statement of income

41	Consolidated statement of comprehensive income

42	Consolidated statement of changes in equity

43	Consolidated statement of cash flows

44	Notes to the interim consolidated financial statements

44	Note 1	–	Changes in accounting policies

46	Note 2	–	Fair value measurement

49	Note 3	–	Significant transactions

49	Note 4	–	Securities

51	Note 5	–	Loans

55	Note 6	–	Deposits

55	Note 7	–	Share capital

56	Note 8	–	Post-employment benefits

57	Note 9	–	Income taxes

57	Note 10	–	Earnings per share

57	Note 11	–	Contingent liabilities and provisions

58	Note 12	–	Interest income and expense

58	Note 13	–	Segmented information

38	CIBC FIRST QUARTER 2020

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2020 Jan. 31	2019 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$4,754	$3,840
Interest-bearing deposits with banks	15,977	13,519
Securities (Note 4)	129,349	121,310
Cash collateral on securities borrowed	6,628	3,664
Securities purchased under resale agreements	57,276	56,111
Loans (Note 5)
Residential mortgages	209,792	208,652
Personal	42,960	43,651
Credit card	12,605	12,755
Business and government	129,539	125,798
Allowance for credit losses	(1,948)	(1,915)
	392,948	388,941
Other
Derivative instruments	25,251	23,895
Customers’ liability under acceptances	9,505	9,167
Land, buildings and equipment	3,087	1,813
Goodwill	5,470	5,449
Software and other intangible assets	1,946	1,969
Investments in equity-accounted associates and joint ventures	576	586
Deferred tax assets	561	517
Other assets	18,790	20,823
	65,186	64,219
	$672,118	$651,604
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$182,773	$178,091
Business and government	264,775	257,502
Bank	11,928	11,224
Secured borrowings	38,423	38,895
	497,899	485,712
Obligations related to securities sold short	17,426	15,635
Cash collateral on securities lent	1,622	1,822
Obligations related to securities sold under repurchase agreements	57,140	51,801
Other
Derivative instruments	25,380	25,113
Acceptances	9,568	9,188
Deferred tax liabilities	35	38
Other liabilities	19,123	19,031
	54,106	53,370
Subordinated indebtedness	4,695	4,684
Equity
Preferred shares (Note 7)	2,825	2,825
Common shares (Note 7)	13,669	13,591
Contributed surplus	123	125
Retained earnings	21,543	20,972
Accumulated other comprehensive income (AOCI)	879	881
Total shareholders’ equity	39,039	38,394
Non-controlling interests	191	186
Total equity	39,230	38,580
	$672,118	$651,604

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2020	39

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Interest income (Note 12) (1)
Loans	$3,986	$4,091	$4,013
Securities	730	707	655
Securities borrowed or purchased under resale agreements	364	375	364
Deposits with banks	102	104	92
	5,182	5,277	5,124
Interest expense (Note 12)
Deposits	1,983	2,040	2,142
Securities sold short	75	64	71
Securities lent or sold under repurchase agreements	295	307	258
Subordinated indebtedness	46	56	47
Other	22	9	10
	2,421	2,476	2,528
Net interest income	2,761	2,801	2,596
Non-interest income
Underwriting and advisory fees	126	105	103
Deposit and payment fees	222	228	227
Credit fees	254	248	229
Card fees	122	110	117
Investment management and custodial fees	350	341	315
Mutual fund fees	409	403	393
Insurance fees, net of claims	102	107	112
Commissions on securities transactions	81	77	83
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	265	168	176
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	11	6	4
Foreign exchange other than trading	58	59	91
Income from equity-accounted associates and joint ventures	18	22	22
Other	76	97	97
	2,094	1,971	1,969
Total revenue	4,855	4,772	4,565
Provision for credit losses (Note 5)	261	402	338
Non-interest expenses
Employee compensation and benefits (Note 11)	1,897	1,436	1,400
Occupancy costs	206	230	220
Computer, software and office equipment	470	493	444
Communications	75	71	75
Advertising and business development	77	95	81
Professional fees	50	67	49
Business and capital taxes	36	25	32
Other	254	421	459
	3,065	2,838	2,760
Income before income taxes	1,529	1,532	1,467
Income taxes	317	339	285
Net income	$1,212	$1,193	$1,182
Net income attributable to non-controlling interests	$7	$8	$4
Preferred shareholders	$31	$32	$23
Common shareholders	1,174	1,153	1,155
Net income attributable to equity shareholders	$1,205	$1,185	$1,178
Earnings per share (in dollars) (Note 10)
Basic	$2.64	$2.59	$2.61
Diluted	2.63	2.58	2.60
Dividends per common share (in dollars)	1.44	1.44	1.36
(1)	Interest income included $4.7 billion for the quarter ended January 31, 2020 (October 31, 2019: $4.8 billion; January 31, 2019: $4.7 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC FIRST QUARTER 2020

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Net income	$1,212	$1,193	$1,182
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	162	(79)	(66)
Net gains (losses) on hedges of investments in foreign operations	(85)	35	38
	77	(44)	(28)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	44	53	98
Net (gains) losses reclassified to net income	(6)	(4)	(6)
	38	49	92
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(11)	91	44
Net (gains) losses reclassified to net income	14	(50)	(1)
	3	41	43
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(105)	11	(135)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(22)	13	10
Net gains (losses) on equity securities designated at FVOCI	36	1	2
Total OCI (1)	27	71	(16)
Comprehensive income	$1,239	$1,264	$1,166
Comprehensive income attributable to non-controlling interests	$7	$8	$4
Preferred shareholders	$31	$32	$23
Common shareholders	1,201	1,224	1,139
Comprehensive income attributable to equity shareholders	$1,232	$1,256	$1,162

(1)  Includes $4 million of losses for the quarter ended January 31, 2020 (October 31, 2019: $2 million of gains; January 31, 2019: $13 million of gains), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$–	$–
Net gains (losses) on hedges of investments in foreign operations	–	(8)	(2)
	(1)	(8)	(2)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(12)	(13)	(18)
Net (gains) losses reclassified to net income	2	2	2
	(10)	(11)	(16)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	4	(32)	(16)
Net (gains) losses reclassified to net income	(5)	17	1
	(1)	(15)	(15)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	36	1	42
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	8	(4)	(4)
Net gains (losses) on equity securities designated at FVOCI	(13)	(1)	–
	$19	$(38)	$5

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2020	41

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Preferred shares (Note 7)
Balance at beginning of period	$2,825	$2,825	$2,250
Issue of preferred shares	–	–	325
Balance at end of period	$2,825	$2,825	$2,575
Common shares (Note 7)
Balance at beginning of period	$13,591	$13,525	$13,243
Issue of common shares	123	97	104
Purchase of common shares for cancellation	(46)	(30)	–
Treasury shares	1	(1)	3
Balance at end of period	$13,669	$13,591	$13,350
Contributed surplus
Balance at beginning of period	$125	$128	$136
Compensation expense arising from equity-settled share-based awards	3	2	4
Exercise of stock options and settlement of other equity-settled share-based awards	(4)	(4)	(9)
Other	(1)	(1)	–
Balance at end of period	$123	$125	$131
Retained earnings
Balance at beginning of period before accounting policy changes	$20,972	n/a	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019 (Note 1)	127	n/a	n/a
Balance at beginning of period after accounting policy changes	21,099	$20,535	18,543
Net income attributable to equity shareholders	1,205	1,185	1,178
Dividends
Preferred	(31)	(32)	(23)
Common	(641)	(641)	(603)
Premium on purchase of common shares for cancellation	(119)	(79)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	29	5	9
Other	1	(1)	(3)
Balance at end of period	$21,543	$20,972	$19,101
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$993	$1,037	$1,024
Net change in foreign currency translation adjustments	77	(44)	(28)
Balance at end of period	$1,070	$993	$996
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$77	$28	$(139)
Net change in securities measured at FVOCI	38	49	92
Balance at end of period	$115	$77	$(47)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$113	$72	$(18)
Net change in cash flow hedges	3	41	43
Balance at end of period	$116	$113	$25
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(363)	$(374)	$(143)
Net change in post-employment defined benefit plans	(105)	11	(135)
Balance at end of period	$(468)	$(363)	$(278)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$16	$3	$(12)
Net change attributable to changes in credit risk	(22)	13	10
Balance at end of period	$(6)	$16	$(2)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$45	$49	$65
Net gains (losses) on equity securities designated at FVOCI	36	1	2
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings (1)	(29)	(5)	(9)
Balance at end of period	$52	$45	$58
Total AOCI, net of income tax	$879	$881	$752
Non-controlling interests
Balance at beginning of period	$186	$182	$173
Net income attributable to non-controlling interests	7	8	4
Dividends	(2)	(2)	(2)
Other	–	(2)	(1)
Balance at end of period	$191	$186	$174
Equity at end of period	$39,230	$38,580	$36,083
(1)

Includes nil reclassified to retained earnings for the quarter ended January 31, 2020 (October 31, 2019: nil; January 31, 2019: nil), relating to our investments in equity-accounted associates and joint ventures.

n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC FIRST QUARTER 2020

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$1,212	$1,193	$1,182
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	261	402	338
Amortization and impairment (1)	246	312	171
Stock options and restricted shares expense	3	2	4
Deferred income taxes	(93)	18	–
Losses (gains) from debt securities measured at FVOCI and amortized cost	(11)	(6)	(4)
Net losses (gains) on disposal of land, buildings and equipment	1	–	–
Other non-cash items, net	(68)	(39)	(184)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,458)	(761)	827
Loans, net of repayments	(4,116)	(3,550)	(3,301)
Deposits, net of withdrawals	12,718	3,187	2,350
Obligations related to securities sold short	1,791	2,092	1,653
Accrued interest receivable	151	(93)	65
Accrued interest payable	(112)	120	(58)
Derivative assets	(1,356)	667	242
Derivative liabilities	252	(884)	2,328
Securities measured at FVTPL	(9,009)	2,704	(1,418)
Other assets and liabilities measured/designated at FVTPL	(1,050)	(417)	(138)
Current income taxes	1,242	13	(152)
Cash collateral on securities lent	(200)	(95)	(71)
Obligations related to securities sold under repurchase agreements	5,339	1,704	11,641
Cash collateral on securities borrowed	(2,964)	1,235	526
Securities purchased under resale agreements	(807)	(3,597)	(7,883)
Other, net	(297)	1,765	(2,302)
	675	5,972	5,816
Cash flows provided by (used in) financing activities
Redemption/repurchase/maturity of subordinated indebtedness	–	(1,000)	–
Issue of preferred shares, net of issuance cost	–	–	321
Issue of common shares for cash	83	43	38
Purchase of common shares for cancellation	(165)	(109)	–
Net sale (purchase) of treasury shares	1	(1)	3
Dividends paid	(636)	(623)	(569)
Repayment of lease liabilities	(75)	–	–
	(792)	(1,690)	(207)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(9,821)	(12,619)	(11,224)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	3,757	2,640	3,755
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	7,145	5,730	1,627
Cash used in acquisitions, net of cash acquired	–	(25)	–
Net sale (purchase) of land, buildings and equipment	(62)	(106)	(55)
	1,019	(4,380)	(5,897)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	12	(3)	(4)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	914	(101)	(292)
Cash and non-interest-bearing deposits with banks at beginning of period	3,840	3,941	4,380
Cash and non-interest-bearing deposits with banks at end of period (2)	$4,754	$3,840	$4,088
Cash interest paid	$2,533	$2,356	$2,586
Cash interest received	5,139	4,978	5,019
Cash dividends received	194	206	170
Cash income taxes paid (received)	(832)	308	437
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $493 million (October 31, 2019: $479 million; January 31, 2019: $497 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2020	43

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2020.

Note 1.    Changes in accounting policies

(a)     Current period changes in accounting policies

IFRS 16 “Leases” (IFRS 16)

CIBC adopted IFRS 16 as at November 1, 2019 in place of prior guidance, IAS 17 “Leases” (IAS 17). For lessees, the new standard required on-balance sheet recognition for most leases that were considered operating leases under IAS 17, which resulted in the gross-up of the balance sheet through the recognition of a right-of-use asset and a corresponding liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability replaced the operating lease expense. Accounting for leases by lessors remains mostly unchanged from IAS 17; however, intermediate lessors are required to reassess subleases by reference to the right-of-use asset arising from the head lease which could result in on-balance sheet recognition for certain subleases previously classified as operating subleases. The application of IFRS 16 mainly applied to our office and banking centre leases, as well as certain subleases previously classified as operating subleases.

We applied IFRS 16 using the modified retrospective approach, without restatement of comparative periods. As at November 1, 2019, the adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion.

In addition, the following permitted recognition exemptions and practical expedients have been applied:

•

A single discount rate curve has been applied to portfolios of leases with reasonably similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we have not reassessed contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We have elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than twelve months.
•

We have applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset has been reduced by the amount of that provision on transition and no further impairment review was performed.

•

We have elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 will continue to be recorded as operating expenses.

The following table reconciles the operating lease commitments as at October 31, 2019 disclosed under IAS 17 to the opening lease liabilities as at the initial date of application, November 1, 2019:

$ millions
Operating lease commitments as at October 31, 2019	$5,547
Less: Operating and tax expenses related to the lease commitments	(2,477)
Less: Impact of future lease commitments not yet commenced (1)	(1,434)
Adjustments as a result of renewal and termination assumptions	306
Impact of discounting	(230)
Lease liability recognized as at November 1, 2019	$1,712
(1)	Mainly related to CIBC Square lease commitments that are expected to commence in the fourth quarter of 2020.

44	CIBC FIRST QUARTER 2020

Our revised accounting policies in accordance with this adoption are effective November 1, 2019 and are discussed below.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability at amortized cost using the effective interest rate method, based on the discount rate applied at the time of recognition. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Land, buildings and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to US LIBOR, EURIBOR, and GBP LIBOR, with a maturity date beyond December 31, 2021, was $58 billion. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

The IASB has commenced discussions related to the second phase of the Interest Rate Benchmark Reform project which addresses issues that might affect financial reporting once an existing rate is replaced with an alternative rate. We will continue to monitor developments in this area.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. For details on this program, refer to the “Other regulatory developments” section of management’s discussion and analysis (MD&A).

IFRIC 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

(b)    Future accounting policy changes

For details on other future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2019 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2020.

CIBC FIRST QUARTER 2020	45

Note 2.    Fair value measurement

Fair value of financial instruments

	Carrying value
$ millions, as at January 31, 2020	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$20,169	$562	$–	$–	$20,731	$20,731	$–
Securities	21,205	62,929	477	44,738	129,349	129,572	223
Cash collateral on securities borrowed	6,628	–	–	–	6,628	6,628	–
Securities purchased under resale agreements	51,720	5,556	–	–	57,276	57,276	–
Loans
Residential mortgages	209,560	18	–	–	209,578	210,004	426
Personal	42,410	–	–	–	42,410	42,438	28
Credit card	12,162	–	–	–	12,162	12,162	–
Business and government	107,163	21,635	–	–	128,798	128,892	94
Derivative instruments	–	25,251	–	–	25,251	25,251	–
Customers’ liability under acceptances	9,505	–	–	–	9,505	9,505	–
Other assets	12,482	–	–	–	12,482	12,482	–
Financial liabilities
Deposits
Personal	$180,061	$–	$2,712	$–	$182,773	$182,759	$(14)
Business and government	256,607	–	8,168	–	264,775	265,216	441
Bank	11,928	–	–	–	11,928	11,928	–
Secured borrowings	38,132	–	291	–	38,423	38,782	359
Derivative instruments	–	25,380	–	–	25,380	25,380	–
Acceptances	9,568	–	–	–	9,568	9,568	–
Obligations related to securities sold short	–	17,426	–	–	17,426	17,426	–
Cash collateral on securities lent	1,622	–	–	–	1,622	1,622	–
Obligations related to securities sold under repurchase agreements	57,140	–	–	–	57,140	57,140	–
Other liabilities	12,871	112	3	–	12,986	12,986	–
Subordinated indebtedness	4,695	–	–	–	4,695	4,979	284

	Carrying value
$ millions, as at October 31, 2019	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$16,720	$639	$–	$–	$17,359	$17,359	$–
Securities	20,115	53,984	413	46,798	121,310	121,453	143
Cash collateral on securities borrowed	3,664	–	–	–	3,664	3,664	–
Securities purchased under resale agreements	50,913	5,198	–	–	56,111	56,111	–
Loans
Residential mortgages	208,381	60	–	–	208,441	208,693	252
Personal	43,098	–	–	–	43,098	43,120	22
Credit card	12,335	–	–	–	12,335	12,335	–
Business and government	103,885	21,182	–	–	125,067	125,160	93
Derivative instruments	–	23,895	–	–	23,895	23,895	–
Customers’ liability under acceptances	9,167	–	–	–	9,167	9,167	–
Other assets	13,829	–	–	–	13,829	13,829	–
Financial liabilities
Deposits
Personal	$176,340	$–	$1,751	$–	$178,091	$178,046	$(45)
Business and government	248,367	–	9,135	–	257,502	257,872	370
Bank	11,224	–	–	–	11,224	11,224	–
Secured borrowings	38,680	–	215	–	38,895	39,223	328
Derivative instruments	–	25,113	–	–	25,113	25,113	–
Acceptances	9,188	–	–	–	9,188	9,188	–
Obligations related to securities sold short	–	15,635	–	–	15,635	15,635	–
Cash collateral on securities lent	1,822	–	–	–	1,822	1,822	–
Obligations related to securities sold under repurchase
agreements	51,801	–	–	–	51,801	51,801	–
Other liabilities	14,066	114	12	–	14,192	14,192	–
Subordinated indebtedness	4,684	–	–	–	4,684	4,925	241

46	CIBC FIRST QUARTER 2020

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2020 Jan. 31	2019 Oct. 31	2020 Jan. 31	2019 Oct. 31	2020 Jan. 31	2019 Oct. 31	2020 Jan. 31	2019 Oct. 31
Financial assets
Deposits with banks	$–	$–	$562	$639	$–	$–	$562	$639
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,027	2,372	21,570 (1)	19,306 (1)	–	–	24,597	21,678
Corporate equity	30,877	25,852	153	684	14	7	31,044	26,543
Corporate debt	–	–	4,536	3,760	23	23	4,559	3,783
Mortgage- and asset-backed	–	–	3,046 (2)	2,220 (2)	160	173	3,206	2,393
	33,904	28,224	29,305	25,970	197	203	63,406	54,397

Loans mandatorily measured at FVTPL
Business and government	–	–	21,129	20,351	506	831	21,635	21,182
Residential mortgages	–	–	18	60	–	–	18	60
	–	–	21,147	20,411	506	831	21,653	21,242

Debt securities measured at FVOCI
Government issued or guaranteed	5,089	2,369	30,691	35,460	–	–	35,780	37,829
Corporate debt	–	–	5,700	5,621	23	–	5,723	5,621
Mortgage- and asset-backed	–	–	2,621	2,746	–	–	2,621	2,746
	5,089	2,369	39,012	43,827	23	–	44,124	46,196

Equity securities designated at FVOCI
Corporate equity	47	45	284	266	283	291	614	602
	47	45	284	266	283	291	614	602

Securities purchased under resale agreements measured at FVTPL	–	–	5,556	5,198	–	–	5,556	5,198
Derivative instruments
Interest rate	2	4	9,525	9,086	47	56	9,574	9,146
Foreign exchange	–	–	8,075	8,939	–	–	8,075	8,939
Credit	–	–	2	1	104	104	106	105
Equity	2,867	2,383	1,921	1,111	266	252	5,054	3,746
Precious metal	–	–	488	356	–	–	488	356
Other commodity	363	383	1,591	1,220	–	–	1,954	1,603
	3,232	2,770	21,602	20,713	417	412	25,251	23,895
Total financial assets	$42,272	$33,408	$117,468	$117,024	$1,426	$1,737	$161,166	$152,169
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(10,639)	$(10,626)	$(647)	$(601)	$(11,286)	$(11,227)
Obligations related to securities sold short	(5,474)	(7,258)	(11,952)	(8,377)	–	–	(17,426)	(15,635)
	(5,474)	(7,258)	(22,591)	(19,003)	(647)	(601)	(28,712)	(26,862)

Derivative instruments
Interest rate	–	–	(8,703)	(8,322)	–	(1)	(8,703)	(8,323)
Foreign exchange	–	–	(8,682)	(10,291)	–	–	(8,682)	(10,291)
Credit	–	–	(17)	(19)	(112)	(112)	(129)	(131)
Equity	(2,092)	(1,824)	(2,928)	(2,407)	(121)	(155)	(5,141)	(4,386)
Precious metal	–	–	(341)	(212)	–	–	(341)	(212)
Other commodity	(353)	(300)	(2,031)	(1,470)	–	–	(2,384)	(1,770)
	(2,445)	(2,124)	(22,702)	(22,721)	(233)	(268)	(25,380)	(25,113)
Total financial liabilities	$(7,919)	$(9,382)	$(45,293)	$(41,724)	$(880)	$(869)	$(54,092)	$(51,975)
(1)	Includes $56 million related to securities designated at FVTPL (October 31, 2019: $56 million).
(2)	Includes $421 million related to asset-backed securities designated at FVTPL (October 31, 2019: $357 million).
(3)

Comprises deposits designated at FVTPL of $10,535 million (October 31, 2019: $10,458 million), net bifurcated embedded derivative liabilities of $636 million (October 31, 2019: $643 million), other liabilities designated at FVTPL of $3 million (October 31, 2019: $12 million), and other financial liabilities measured at fair value of $112 million (October 31, 2019: $114 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2020, we transferred $359 million of securities mandatorily measured at FVTPL from Level 2 to Level 1 and $351 million from Level 1 to Level 2, and $1,737 million of securities sold short from Level 1 to Level 2 due to changes in observability in the inputs used to value these securities (for the quarter ended October 31, 2019, $12 million of securities mandatorily measured at FVTPL and $1,054 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended January 31, 2019, nil of securities mandatorily measured at FVTPL and $431 million of securities sold short were transferred from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2020, October 31, 2019, and January 31, 2019, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives, and reduced observability in the credit spread used to value a corporate debt security, as noted in the following table.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2020	47

		Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized (2)(3)				Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$–	$–	$7	$–	$–	$–	$14
Corporate debt	23	–	–	–	–	–	–	–	23
Mortgage- and asset-backed	173	–	–	–	–	–	–	(13)	160
Loans mandatorily measured at FVTPL
Business and government	831	–	–	4	–	–	–	(329)	506
Debt securities measured at FVOCI
Corporate debt	–	–	–	3	20	–	–	–	23
Equity securities designated at FVOCI
Corporate equity	291	–	–	49	(7)	–	10	(60)	283
Derivative instruments
Interest rate	56	–	3	–	–	–	1	(13)	47
Credit	104	(1)	1	–	–	–	–	–	104
Equity	252	–	12	–	–	–	44	(42)	266
Total assets	$1,737	$(1)	$16	$56	$20	$–	$55	$(457)	$1,426
Deposits and other liabilities (5)	$(601)	$–	$(52)	$–	$(37)	$31	$(102)	$114	$(647)
Derivative instruments
Interest rate	(1)	–	(2)	–	–	–	–	3	–
Credit	(112)	1	(1)	–	–	–	–	–	(112)
Equity	(155)	–	21	–	–	–	(10)	23	(121)
Total liabilities	$(869)	$1	$(34)	$–	$(37)	$31	$(112)	$140	$(880)
Oct. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$1	$–	$–	$–	$–	$–	$7
Corporate debt	23	–	–	–	–	–	–	–	23
Mortgage- and asset-backed	201	–	–	–	–	–	–	(28)	173
Loans mandatorily measured at FVTPL
Business and government	925	–	–	(2)	–	–	–	(92)	831
Equity securities designated at FVOCI
Corporate equity	287	–	–	8	–	–	12	(16)	291
Derivative instruments
Interest rate	40	–	9	–	–	–	–	7	56
Credit	104	–	–	–	–	–	–	–	104
Equity	227	–	15	–	–	(1)	47	(36)	252
Total assets	$1,813	$–	$25	$6	$–	$(1)	$59	$(165)	$1,737
Deposits and other liabilities (5)	$(551)	$–	$(61)	$–	$(35)	$58	$(125)	$113	$(601)
Derivative instruments
Interest rate	(13)	–	8	–	–	–	–	4	(1)
Credit	(113)	–	1	–	–	–	–	–	(112)
Equity	(140)	–	(10)	–	–	–	(12)	7	(155)
Total liabilities	$(817)	$–	$(62)	$–	$(35)	$58	$(137)	$124	$(869)
Jan. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$1	$–	$–	$–	$–	$–	$7
Corporate debt	26	–	(2)	–	–	–	–	–	24
Mortgage- and asset-backed	319	–	–	–	–	–	–	(80)	239
Loans mandatorily measured at FVTPL
Business and government	482	–	(1)	–	–	–	506	(194)	793
Equity securities designated at FVOCI
Corporate equity	285	–	–	5	–	–	12	(21)	281
Derivative instruments
Credit	115	(1)	(2)	–	–	–	–	–	112
Equity	107	–	14	–	–	–	146	(3)	264
Total assets	$1,340	$(1)	$10	$5	$–	$–	$664	$(298)	$1,720
Deposits and other liabilities (5)	$(423)	$–	$(6)	$–	$(19)	$19	$(45)	$13	$(461)
Derivative instruments
Interest rate	(109)	–	102	–	–	–	–	(17)	(24)
Credit	(131)	1	2	–	–	–	–	–	(128)
Equity	(119)	–	(22)	–	–	–	(22)	22	(141)
Total liabilities	$(782)	$1	$76	$–	$(19)	$19	$(67)	$18	$(754)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $135 million (October 31, 2019: $135 million; January 31, 2019: $116 million) and net bifurcated embedded derivative liabilities of $512 million (October 31, 2019: $466 million; January 31, 2019: $345 million).

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at January 31, 2020 did not change significantly from the impact disclosed in the 2019 Annual Report.

48	CIBC FIRST QUARTER 2020

Financial instruments designated at FVTPL (fair value option)

A net gain of $6 million, net of hedges, for the three months ended January 31, 2020 (a net loss of $33 million and a net gain $3 million for the three months ended October 31, 2019 and January 31, 2019, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

Note 3.    Significant transactions

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing, which will be accounted for as an investment in associate using the equity method. This transaction is subject to regulatory approvals and is expected to close in 2020.

Following this announcement, the assets and liabilities of CIBC FirstCaribbean, which are included within Corporate and Other, have been treated as held for sale and are measured at the lower of their aggregate carrying amount and fair value less costs to sell. Due to the valuation implied from the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean, we previously recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Details of our annual goodwill impairment test are provided in Note 8 to the consolidated financial statements in our 2019 Annual Report.

The held for sale assets and liabilities of CIBC FirstCaribbean included on our interim consolidated balance sheet are as follows:

$ millions, as at	2020 Jan. 31	(1)
Assets
Cash and non-interest bearing deposits with banks	$997
Interest-bearing deposits with banks	1,613
Securities	3,589
Loans, net of allowance (2)	8,218
Goodwill and other intangible assets	398
Other assets (3)	535
Total assets	$15,350
Liabilities
Deposits	$14,153
Other liabilities (3)	311
Total liabilities	$14,464
(1)	Excludes net intercompany receivables of $880 million.
(2)	Net of allowance for credit losses of $282 million.
(3)	Land, building and equipment includes a right-of-use asset of $63 million and other liabilities includes a lease liability of $63 million.

Cumulative foreign exchange translation gains, net of designated hedges, related to our investment in CIBC FirstCaribbean of approximately $285 million after-tax were included in AOCI as at January 31, 2020. Our cumulative foreign exchange translation gains relating to CIBC FirstCaribbean will be reclassified into income upon closing, and remain subject to change from movements in foreign exchange rates until closing.

Note 4.    Securities

Securities

$ millions, as at	2020 Jan. 31	2019 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$44,124	$46,196
Equity securities designated at FVOCI	614	602
Securities measured at amortized cost (1)	21,205	20,115
Securities mandatorily measured and designated at FVTPL	63,406	54,397
	$129,349	$121,310
(1)

During the quarter ended January 31, 2020, $47 million of amortized cost debt securities were disposed of resulting in a realized gain of $2 million (during the quarter ended October 31, 2019: $110 million of amortized cost debt securities were disposed of shortly before maturity resulting in a realized loss of $1 million).

CIBC FIRST QUARTER 2020	49

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2020 Jan. 31				2019 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$7,937	$14	$(3)	$7,948	$10,842	$12	$(3)	$10,851
Other Canadian governments	11,746	40	–	11,786	12,252	22	(3)	12,271
U.S. Treasury and agencies	10,152	33	(2)	10,183	9,353	25	(7)	9,371
Other foreign governments	5,840	27	(4)	5,863	5,318	25	(7)	5,336
Mortgage-backed securities	2,563	23	(5)	2,581	2,688	15	(4)	2,699
Asset-backed securities	40	–	–	40	47	–	–	47
Corporate debt	5,706	19	(2)	5,723	5,608	16	(3)	5,621
	43,984	156	(16)	44,124	46,108	115	(27)	46,196
Corporate public equity (2)	40	18	(10)	48	40	15	(9)	46
Corporate private equity	495	93	(22)	566	493	85	(22)	556
	535	111	(32)	614	533	100	(31)	602
	$44,519	$267	$(48)	$44,738	$46,641	$215	$ (58)	$46,798
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (October 31, 2019: $23 million).
(2)	Includes restricted stock.

The fair value of equity securities designated at FVOCI that were disposed of during the quarter was nil ($1 million and $1 million for the three months ended October 31, 2019 and January 31, 2019, respectively). Net realized cumulative after-tax gains of $29 million were reclassified from AOCI to retained earnings for the three months ended January 31, 2020 ($5 million and $9 million for the three months ended October 31, 2019 and January 31, 2019, respectively) of which nil ($1 million of gains and $2 million of losses for the three months ended October 31, 2019 and January 31, 2019, respectively) resulted from dispositions of equity securities designated at FVOCI and $29 million ($4 million and $11 million for the three months ended October 31, 2019 and January 31, 2019, respectively) resulted from return on capital distributions from limited partnerships designated at FVOCI.

Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2020 was $4 million ($2 million and $1 million for the three months ended October 31, 2019 and January 31, 2019, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2020 was nil (nil and nil for the three months ended October 31, 2019 and January 31, 2019, respectively).

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the expected credit loss (ECL) allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2020	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$14	$3	$6	$23
	Provision for (reversal of) credit losses (1)	(1)	–	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	1	(1)	–	–
	Balance at end of period	$14	$2	$6	$22
2019	Debt securities measured at FVOCI
Oct. 31	Balance at beginning of period	$14	$3	$6	$23
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$14	$3	$6	$23
2019	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$15	$3	$5	$23
	Provision for (reversal of) credit losses (1)	–	–	4	4
	Write-offs	–	–	(4)	(4)
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$15	$3	$5	$23
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

50	CIBC FIRST QUARTER 2020

Note 5.    Loans

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2020 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$43	$140	$211
Originations net of repayments and other derecognitions	1	(3)	(5)	(7)
Changes in model	(1)	–	–	(1)
Net remeasurement (2)	(12)	7	22	17
Transfers (2)
– to 12-month ECL	12	(10)	(2)	–
– to lifetime ECL performing	(1)	5	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (3)	(1)	(3)	13	9
Write-offs	–	–	(3)	(3)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	1	–	–	1
Balance at end of period	$28	$40	$146	$214
Personal
Balance at beginning of period	$174	$271	$128	$573
Originations net of repayments and other derecognitions	9	(13)	(3)	(7)
Changes in model	11	(7)	–	4
Net remeasurement (2)	(71)	90	64	83
Transfers (2)
– to 12-month ECL	67	(65)	(2)	–
– to lifetime ECL performing	(8)	11	(3)	–
– to lifetime ECL credit-impaired	–	(19)	19	–
Provision for (reversal of) credit losses (3)	8	(3)	75	80
Write-offs	–	–	(100)	(100)
Recoveries	–	–	20	20
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	(1)	(1)
Balance at end of period	$182	$268	$121	$571
Credit card
Balance at beginning of period	$145	$340	$–	$485
Originations net of repayments and other derecognitions	–	(17)	–	(17)
Changes in model	13	5	–	18
Net remeasurement (2)	(77)	156	40	119
Transfers (2)
– to 12-month ECL	87	(87)	–	–
– to lifetime ECL performing	(9)	9	–	–
– to lifetime ECL credit-impaired	–	(58)	58	–
Provision for (reversal of) credit losses (3)	14	8	98	120
Write-offs	–	–	(126)	(126)
Recoveries	–	–	28	28
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	(1)	–	(1)
Balance at end of period	$159	$347	$–	$506
Business and government
Balance at beginning of period	$239	$158	$378	$775
Originations net of repayments and other derecognitions	7	(5)	(5)	(3)
Changes in model	–	4	(1)	3
Net remeasurement (2)	(29)	22	59	52
Transfers (2)
– to 12-month ECL	24	(22)	(2)	–
– to lifetime ECL performing	(11)	12	(1)	–
– to lifetime ECL credit-impaired	–	(8)	8	–
Provision for (reversal of) credit losses (3)	(9)	3	58	52
Write-offs	–	–	(40)	(40)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	1	2	(1)	2
Balance at end of period	$231	$163	$393	$787
Total ECL allowance (4)	$600	$818	$660	$2,078
Comprises:
Loans	$537	$753	$658	$1,948
Undrawn credit facilities and other off-balance sheet exposures (5)	63	65	2	130
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2020 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC FIRST QUARTER 2020	51

$ millions, as at or for the three months ended	2019 Oct. 31				2019 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$30	$42	$147	$219	$27	$44	$143	$214
Originations net of repayments and other derecognitions	1	(3)	(7)	(9)	1	(4)	(8)	(11)
Changes in model	–	–	(5)	(5)	–	–	–	–
Net remeasurement (2)	(12)	7	27	22	(11)	11	29	29
Transfers (2)
– to 12-month ECL	10	(8)	(2)	–	11	(7)	(4)	–
– to lifetime ECL performing	(1)	7	(6)	–	–	5	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(1)	1	–
Provision for (reversal of) credit losses (3)	(2)	1	9	8	1	4	13	18
Write-offs	–	–	(11)	(11)	–	–	(5)	(5)
Recoveries	–	–	1	1	–	–	1	1
Interest income on impaired loans	–	–	(8)	(8)	–	–	(3)	(3)
Foreign exchange and other	–	–	2	2	1	(2)	–	(1)
Balance at end of period	$28	$43	$140	$211	$29	$46	$149	$224
Personal
Balance at beginning of period	$171	$254	$117	$542	$190	$199	$109	$498
Originations net of repayments and other derecognitions	13	(12)	–	1	10	(13)	–	(3)
Changes in model	1	–	1	2	1	–	1	2
Net remeasurement (2)	(51)	85	86	120	(54)	89	72	107
Transfers (2)
– to 12-month ECL	48	(47)	(1)	–	49	(48)	(1)	–
– to lifetime ECL performing	(8)	10	(2)	–	(14)	18	(4)	–
– to lifetime ECL credit-impaired	–	(19)	19	–	–	(19)	19	–
Provision for (reversal of) credit losses (3)	3	17	103	123	(8)	27	87	106
Write-offs	–	–	(107)	(107)	–	–	(96)	(96)
Recoveries	–	–	15	15	–	–	17	17
Interest income on impaired loans	–	–	(2)	(2)	–	–	(1)	(1)
Foreign exchange and other	–	–	2	2	–	–	1	1
Balance at end of period	$174	$271	$128	$573	$182	$226	$117	$525
Credit card
Balance at beginning of period	$144	$325	$–	$469	$102	$370	$–	$472
Originations net of repayments and other derecognitions	–	(16)	–	(16)	–	(12)	–	(12)
Changes in model	–	–	–	–	1	–	–	1
Net remeasurement (2)	(57)	142	47	132	(48)	101	49	102
Transfers (2)
– to 12-month ECL	69	(69)	–	–	57	(57)	–	–
– to lifetime ECL performing	(11)	11	–	–	(10)	10	–	–
– to lifetime ECL credit-impaired	–	(53)	53	–	–	(45)	45	–
Provision for (reversal of) credit losses (3)	1	15	100	116	–	(3)	94	91
Write-offs	–	–	(129)	(129)	–	–	(125)	(125)
Recoveries	–	–	29	29	–	–	31	31
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	1	2	–	3
Balance at end of period	$145	$340	$–	$485	$103	$369	$–	$472
Business and government
Balance at beginning of period	$228	$133	$299	$660	$180	$147	$230	$557
Originations net of repayments and other derecognitions	8	(3)	(5)	–	6	(5)	(7)	(6)
Changes in model	(3)	(2)	–	(5)	–	–	1	1
Net remeasurement (2)	(4)	40	124	160	16	15	97	128
Transfers (2)
– to 12-month ECL	17	(13)	(4)	–	15	(14)	(1)	–
– to lifetime ECL performing	(7)	8	(1)	–	(2)	3	(1)	–
– to lifetime ECL credit-impaired	–	(4)	4	–	–	(12)	12	–
Provision for (reversal of) credit losses (3)	11	26	118	155	35	(13)	101	123
Write-offs	–	–	(35)	(35)	–	–	(48)	(48)
Recoveries	–	–	3	3	–	–	1	1
Interest income on impaired loans	–	–	(5)	(5)	–	–	(2)	(2)
Foreign exchange and other	–	(1)	(2)	(3)	(3)	–	(4)	(7)
Balance at end of period	$239	$158	$378	$775	$212	$134	$278	$624
Total ECL allowance (4)	$586	$812	$646	$2,044	$526	$775	$544	$1,845
Comprises:
Loans	$526	$745	$644	$1,915	$470	$721	$524	$1,715
Undrawn credit facilities and other off-balance sheet exposures (5)	60	67	2	129	56	54	20	130
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2019 and January 31, 2019 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

52	CIBC FIRST QUARTER 2020

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of default (PD) under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the 2019 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at	2020 Jan. 31				2019 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$144,133	$–	$–	$144,133	$142,260	$–	$–	$142,260
– Very low	38,153	51	–	38,204	37,140	–	–	37,140
– Low	15,892	843	–	16,735	17,315	1,010	–	18,325
– Medium	1,122	5,137	–	6,259	1,207	5,312	–	6,519
– High	7	1,156	–	1,163	11	1,162	–	1,173
– Default	–	–	635	635	–	–	597	597
– Not rated	2,263	241	159	2,663	2,251	233	154	2,638
Gross residential mortgages (4)(5)	201,570	7,428	794	209,792	200,184	7,717	751	208,652
ECL allowance	28	40	146	214	28	43	140	211
Net residential mortgages	201,542	7,388	648	209,578	200,156	7,674	611	208,441
Personal
– Exceptionally low	22,116	–	–	22,116	24,258	–	–	24,258
– Very low	3,566	15	–	3,581	4,321	1,353	–	5,674
– Low	8,547	1,745	–	10,292	4,955	1,582	–	6,537
– Medium	3,322	1,754	–	5,076	3,703	1,611	–	5,314
– High	332	626	–	958	302	613	–	915
– Default	–	–	161	161	–	–	164	164
– Not rated	707	29	40	776	720	29	40	789
Gross personal (5)	38,590	4,169	201	42,960	38,259	5,188	204	43,651
ECL allowance	167	262	121	550	160	265	128	553
Net personal	38,423	3,907	80	42,410	38,099	4,923	76	43,098
Credit card
– Exceptionally low	2,928	1	–	2,929	3,015	–	–	3,015
– Very low	1,140	81	–	1,221	1,142	83	–	1,225
– Low	5,616	267	–	5,883	5,619	274	–	5,893
– Medium	1,332	524	–	1,856	1,344	565	–	1,909
– High	10	540	–	550	10	538	–	548
– Default	–	–	–	–	–	–	–	–
– Not rated	158	8	–	166	158	7	–	165
Gross credit card	11,184	1,421	–	12,605	11,288	1,467	–	12,755
ECL allowance	140	303	–	443	129	291	–	420
Net credit card	11,044	1,118	–	12,162	11,159	1,176	–	12,335
Business and government
– Investment grade	50,428	301	–	50,729	46,800	251	–	47,051
– Non–investment grade	81,361	3,321	–	84,682	80,780	3,443	–	84,223
– Watchlist	498	1,577	–	2,075	374	1,575	–	1,949
– Default	–	–	873	873	–	–	866	866
– Not rated	597	54	34	685	752	79	45	876
Gross business and government (4)(6)	132,884	5,253	907	139,044	128,706	5,348	911	134,965
ECL allowance	202	148	391	741	209	146	376	731
Net business and government	132,682	5,105	516	138,303	128,497	5,202	535	134,234
Total net amount of loans	$383,691	$17,518	$1,244	$402,453	$377,911	$18,975	$1,222	$398,108
(1)

Other financial assets classified at amortized cost were excluded from the table above as their ECL allowances were immaterial as at January 31, 2020. In addition, the table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (October 31, 2019: $23 million) were recognized in AOCI.

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $26 million (October 31, 2019: $25 million) which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $18 million (October 31, 2019: $60 million) of residential mortgages and $21,635 million (October 31, 2019: $21,182 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $9,505 million (October 31, 2019: $9,167 million).

CIBC FIRST QUARTER 2020	53

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2020 Jan. 31				2019 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$109,427	$133	$–	$109,560	$106,696	$120	$–	$106,816
– Very low	6,401	298	–	6,699	7,341	1,126	–	8,467
– Low	11,824	962	–	12,786	10,974	1,357	–	12,331
– Medium	1,734	943	–	2,677	1,737	752	–	2,489
– High	260	464	–	724	255	495	–	750
– Default	–	–	13	13	–	–	19	19
– Not rated	403	21	–	424	397	32	–	429
Gross retail	130,049	2,821	13	132,883	127,400	3,882	19	131,301
ECL allowance	34	50	–	84	30	55	–	85
Net retail	130,015	2,771	13	132,799	127,370	3,827	19	131,216
Business and government
– Investment grade	85,987	300	–	86,287	78,906	296	–	79,202
– Non–investment grade	49,269	903	–	50,172	52,379	1,282	–	53,661
– Watchlist	58	548	–	606	65	575	–	640
– Default	–	–	68	68	–	–	69	69
– Not rated	550	50	–	600	688	60	–	748
Gross business and government	135,864	1,801	68	137,733	132,038	2,213	69	134,320
ECL allowance	29	15	2	46	30	12	2	44
Net business and government	135,835	1,786	66	137,687	132,008	2,201	67	134,276
Total net undrawn credit facilities and other off-balance sheet exposures	$265,850	$4,557	$79	$270,486	$259,378	$6,028	$86	$265,492

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2020 Jan. 31	2019 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,547	$862	$–	$3,409	$3,470
Personal	734	229	–	963	948
Credit card	524	196	106	826	838
Business and government	729	143	–	872	732
	$4,534	$1,430	$106	$6,070	$5,988

54	CIBC FIRST QUARTER 2020

Note 6.    Deposits(1)(2)

$ millions, as at				2020 Jan. 31	2019 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$12,717	$112,075	$57,981	$182,773	$178,091
Business and government (7)	61,753	62,303	140,719	264,775	257,502
Bank	5,284	248	6,396	11,928	11,224
Secured borrowings (8)	–	–	38,423	38,423	38,895
	$79,754	$174,626	$243,519	$497,899	$485,712
Comprised of:
Held at amortized cost				$487,364	$475,254
Designated at fair value				10,535	10,458
				$497,899	$485,712
Total deposits include (9):
Non-interest-bearing deposits
Canada				$51,233	$51,880
U.S.				8,491	7,876
Other international				5,138	4,647
Interest-bearing deposits
Canada				356,397	344,756
U.S.				54,652	56,844
Other international				21,988	19,709
				$497,899	$485,712
(1)

Includes deposits of $164.0 billion (October 31, 2019: $152.8 billion) denominated in U.S. dollars and deposits of $27.5 billion (October 31, 2019: $30.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $3,263 million (October 31, 2019: $2,930 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $13,344 million (October 31, 2019: $8,985 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $302 million (October 31, 2019: $302 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 7.    Share capital

Common shares

$ millions, except number of shares, for the three months ended		2020 Jan. 31		2019 Oct. 31		2019 Jan. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	445,341,675	$13,591	445,436,602	$13,525	442,826,380	$13,243
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	474,948	51	160,930	15	127,790	14
Shareholder investment plan	334,004	36	456,184	51	524,183	57
Employee share purchase plan	324,279	36	293,730	31	299,646	33
	446,474,906	13,714	446,347,446	13,622	443,777,999	13,347
Purchase of common shares for cancellation	(1,497,800)	(46)	(1,000,000)	(30)	–	–
Treasury shares	4,427	1	(5,771)	(1)	24,264	3
Balance at end of period (2)	444,981,533	$13,669	445,341,675	$13,591	443,802,263	$13,350
(1)	Includes the settlement of contingent consideration related to prior acquisitions.
(2)	Excludes nil restricted shares as at January 31, 2020 (October 31, 2019: nil; January 31, 2019: 60,532).

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. During the quarter, we purchased and cancelled 1,497,800 common shares under this bid at an average price of $110.40 for a total amount of $165 million.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing January 31, 2020.

CIBC FIRST QUARTER 2020	55

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2020 Jan. 31	2019 Oct. 31
Common Equity Tier 1 (CET1) capital		$28,407	$27,707
Tier 1 capital	A	31,551	30,851
Total capital		36,570	35,854

Total RWA		252,099	239,863

CET1 ratio		11.3%	11.6%
Tier 1 capital ratio		12.5%	12.9%
Total capital ratio		14.5%	15.0%
Leverage ratio exposure	B	$738,476	$714,343
Leverage ratio	A/B	4.3%	4.3%

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a 2.0% Domestic Stability Buffer (the Domestic Stability Buffer will be increased to 2.25% effective April 30, 2020). This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 10.0%, 11.5%, and 13.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended January 31, 2020, we have complied with OSFI’s regulatory capital requirements.

Note 8.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
		Pension plans		Other post-employment plans
Current service cost	$68	$55	$55	$3	$3	$3
Past service cost (1)	(32)	–	–	(1)	–	–
Net interest (income) expense	(3)	(5)	(4)	5	6	6
Special termination benefits (1)	9	–	–	–	–	–
Plan administration costs	2	1	1	–	–	–
Net defined benefit plan expense recognized in net income	$44	$51	$52	$7	$9	$9
(1)	Amounts have been included in the restructuring charge recognized in the first quarter of 2020. See Note 11 for additional details.

Defined contribution plan expense

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Defined contribution pension plans	$9	$7	$8
Government pension plans (1)	35	29	27
Total defined contribution plan expense	$44	$36	$35
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

$ millions, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
		Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(428)	$(93)	$(371)	$(29)	$(4)	$(26)
Net actuarial gains (losses) on plan assets	315	112	220	–	–	–
Changes in asset ceiling excluding interest income	1	(5)	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(112)	$14	$(151)	$(29)	$(4)	$(26)
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

56	CIBC FIRST QUARTER 2020

Note 9.    Income taxes

U.S. Tax Reforms

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. In December 2018 and 2019, the Internal Revenue Service released proposed and final regulations to implement certain aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

Dividend Received Deduction

In prior years, the CRA reassessed CIBC approximately $800 million of additional income tax by denying the tax deductibility of certain 2011 to 2014 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In February 2020, the CRA proposed to reassess $315 million of additional income tax in respect of the 2015 year. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 10.    Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,205	$1,185	$1,178
Less: Preferred share dividends and premiums	31	32	23
Net income attributable to common shareholders	$1,174	$1,153	$1,155
Weighted-average common shares outstanding (thousands)	445,248	445,357	443,033
Basic earnings per share	$2.64	$2.59	$2.61
Diluted earnings per share
Net income attributable to common shareholders	$1,174	$1,153	$1,155
Weighted-average common shares outstanding (thousands)	445,248	445,357	443,033
Add: Stock options potentially exercisable (1) (thousands)	639	611	784
Add: Restricted shares and equity-settled consideration (thousands)	144	424	484
Weighted-average diluted common shares outstanding (thousands)	446,031	446,392	444,301
Diluted earnings per share	$2.63	$2.58	$2.60
(1)

Excludes average options outstanding of 2,382,904 (October 31, 2019: 2,526,448; January 31, 2019: 2,107,454) with a weighted-average exercise price of $114.21 (October 31, 2019: $113.74; January 31, 2019: $114.58) for the quarter ended January 31, 2020, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 11.    Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the 2019 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC FIRST QUARTER 2020	57

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at January 31, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2020, consist of the significant legal matters disclosed in Note 22 to the 2019 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2019 annual consolidated financial statements:

•	Fresco v. Canadian Imperial Bank of Commerce: The motions for summary judgment were heard in December 2019. The court reserved its decision.
•	Mortgage prepayment class actions: In January 2020, the court granted CIBC and CIBC Mortgages Inc. leave to appeal in Haroch.
•	Simplii Privacy Class Actions: The motion for certification in Bannister, which was scheduled for December 2019, has been adjourned.
•

Frayce v. BMO Investorline Inc, et al.: In January 2020, a proposed class action was filed in the Ontario Superior Court against CIBC Investor Services Inc. and several other dealers. The action alleges that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order execution only dealers. The action is brought on behalf of all persons who purchased units of mutual funds through an order execution only dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to our 2019 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2019 annual consolidated financial statements.

Restructuring

During the quarter, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consists primarily of employee severance and related costs and has been recorded in Non-interest expenses – Employee compensation and benefits. This represents our best estimate as at January 31, 2020 of the amount that will ultimately be paid out.

Note 12.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the three months ended	2020 Jan. 31			2019 Oct. 31		2019 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$4,435	$2,326	$4,561	$2,393	$4,433	$2,451
Debt securities measured at FVOCI (1)	240	n/a	246	n/a	237	n/a
Other (3)	507	95	470	83	454	77
Total	$5,182	$2,421	$5,277	$2,476	$5,124	$2,528
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

Note 13.    Segmented information

CIBC has four strategic business units (SBUs) – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Risk Management, Culture and Brand, Finance and Treasury, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

58	CIBC FIRST QUARTER 2020

Changes made to our business segments

The following changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our SBUs. Previously, we utilized an economic capital model to attribute capital to our SBUs. Effective November 1, 2019 capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses.

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the changes discussed above in the “Changes made to our business segments” section, this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. As discussed above in the “Changes made to our business segments” section, effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Small Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

CIBC FIRST QUARTER 2020	59

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Net interest income (1)	$1,618	$315	$348	$384	$96	$2,761
Jan. 31	Non-interest income (2)	596	740	159	487	112	2,094
	Total revenue (1)	2,214	1,055	507	871	208	4,855
	Provision for (reversal of) credit losses	215	35	15	(10)	6	261
	Amortization and impairment (3)	57	7	32	3	147	246
	Other non-interest expenses	1,102	554	267	416	480	2,819
	Income (loss) before income taxes	840	459	193	462	(425)	1,529
	Income taxes (1)	223	123	24	127	(180)	317
	Net income (loss)	$617	$336	$169	$335	$(245)	$1,212
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	617	336	169	335	(252)	1,205
	Average assets (4)	$260,661	$65,257	$51,609	$203,972	$98,032	$679,531
2019	Net interest income (1)	$1,631	$304	$342	$362	$162	$2,801
Oct. 31 (5)	Non-interest income (2)	594	722	160	378	117	1,971
	Total revenue (1)	2,225	1,026	502	740	279	4,772
	Provision for (reversal of) credit losses	255	80	17	45	5	402
	Amortization and impairment (3)	24	2	28	1	257	312
	Other non-interest expenses	1,132	528	258	385	223	2,526
	Income (loss) before income taxes	814	416	199	309	(206)	1,532
	Income taxes (1)	213	111	20	79	(84)	339
	Net income (loss)	$601	$305	$179	$230	$(122)	$1,193
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	601	305	179	230	(130)	1,185
	Average assets (4)	$259,393	$64,694	$49,891	$189,111	$92,882	$655,971
2019	Net interest income (1)	$1,563	$313	$345	$292	$83	$2,596
Jan. 31 (5)	Non-interest income (2)	601	671	134	420	143	1,969
	Total revenue (1)	2,164	984	479	712	226	4,565
	Provision for (reversal of) credit losses	208	43	16	66	5	338
	Amortization and impairment (3)	23	1	27	2	118	171
	Other non-interest expenses	1,304	513	247	366	159	2,589
	Income (loss) before income taxes	629	427	189	278	(56)	1,467
	Income taxes (1)	167	114	21	72	(89)	285
	Net income (loss)	$462	$313	$168	$206	$33	$1,182
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	462	313	168	206	29	1,178
	Average assets (4)	$259,817	$60,189	$46,710	$176,567	$77,316	$620,599
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $49 million, respectively, for the three months ended January 31, 2020 (October 31, 2019: nil and $48 million, respectively; January 31, 2019: nil and $41 million, respectively) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

60	CIBC FIRST QUARTER 2020

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Wednesday, February 26, 2020 at 8:00 a.m. (ET). The call will be available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 1028175#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 26, 2020. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 1705729#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 5205284#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Wednesday, February 26, 2020 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2020 at 8:30 a.m. (Mountain Daylight Time) in Edmonton, Alberta.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Bail-in Debt: Information on CIBC’s bail-in debt and TLAC instruments may be found at www.cibc.com; About CIBC; Investor Relations; Debt Information; Bail-in Debt.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by email at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/19	$112.43

Dec. 2/19	$115.39

Jan. 2/20	$108.90

Jan. 28/20		$108.67

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada

www.cibc.com